UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DUNKIN’ BRANDS GROUP, INC.

(Name of Subject Company)

DUNKIN’ BRANDS GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Common Stock)

David Hoffmann

David Mann

130 Royall Street

Canton, Massachusetts 02021

(Address of registrant’s principal executive office)

(781) 737-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jane D. Goldstein

Craig E. Marcus

Sarah H. Young

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Dunkin’ Brands Group, Inc., a Delaware corporation (the “Company” or “Dunkin’ Brands”). The address of the Company’s principal executive offices is 130 Royall Street, Canton Massachusetts 02021, and the telephone number of its principal executive offices is (781) 737-3000.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of November 12, 2020, there were 82,417,076 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Vale Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Inspire Brands, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $106.50 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m. (12:00 midnight) Eastern Time, on Monday, December 14, 2020, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is being made pursuant to the Merger Agreement. The consummation of the Offer is conditioned upon, among other things, the satisfaction or waiver by Parent or Purchaser of the following conditions (provided that the Minimum Tender Condition (as defined below) or the condition that the Merger Agreement has not been terminated in accordance with its terms may not be waived without the Company’s prior written consent) (a) there being validly tendered by the Company stockholders and “received” (as defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) and not validly withdrawn prior to the expiration of the Offer, a number of Shares that, when added to the Shares already owned by Parent and its affiliates, would represent at least a majority of all Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”), (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated and (c) the expiration of the Offer not occurring on or prior to Friday, December 18, 2020.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares irrevocably accepted for purchase by Purchaser in the Offer, (2) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (3) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at Three Glenlake Parkway, Atlanta, Georgia 30328.

For the reasons described below, the Company’s Board of Directors (the “Dunkin’ Brands Board” or the “Company Board”) recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options, Restricted Stock Units and Performance Stock Units in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of November 6, 2020.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
Raul Alvarez	2,617	$278,711
Linda Boff	1,872	$199,368
Irene Chang Britt	—	$—
Anthony DiNovi	878	$93,507
Michael Hines	12,455	$1,326,458
Mark Nunnelly	3,362	$358,053
Roland Smith	5,065	$539,423
Carl Sparks	102	$10,863
Nigel Travis	170,551	$18,163,682

Executive Officers
Philip Auerbach	—	$—
David Hoffmann	30,923	$3,293,300
Katherine Jaspon	7,224	$769,356
Stephanie Lilak	1,060	$112,890
Jason Maceda	5,980	$636,870
W. David Mann	1,360	$144,840
Scott Murphy	11,967	$1,274,486
Karen Raskopf	—	$—
John Varughese	2,661	$283,397

Treatment of Company Stock Options

Except as described below, each option to acquire Shares granted under the Dunkin’ Brands Group, Inc. 2015 Omnibus Long Term Incentive Plan, the Dunkin’ Brands Group, Inc. 2011 Amended and Restated Omnibus Long-Term Incentive Plan or the Dunkin’ Brands Group, Inc. 2006 Amended & Restated Executive Incentive Plan (collectively, the “Company Stock Plans”) (each such option, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeds the applicable exercise price per Share and (b) the aggregate number of

Shares issuable upon exercise of such Company Stock Option (the “Option Consideration”), payable immediately following Effective Time. Each Company Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is greater than or equal to the Merger Consideration will be cancelled at the Effective Time, and the holder of such Company Stock Option will not be entitled to receive any payment in exchange for the cancellation of the Company Stock Option. There are no such Company Stock Options outstanding.

Each Company Stock Option held by Messrs. Hoffmann, Maceda, Mann, Murphy and Varughese and Mses. Jaspon, Lilak and Raskopf (each, a “Specified Person”) that is otherwise scheduled to vest on or after April 1, 2021 will be cancelled and converted into and to become a right to receive an amount equal to the Option Consideration, which amount, instead of being paid immediately following the Effective Time, will instead be paid on the applicable vesting date of such Company Stock Option, subject to accelerated payment on the business day immediately following the first anniversary of the date on which the Effective Time occurs and further subject to earlier payment as specified in the Merger Agreement.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options between November 6, 2020 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of November 6, 2020.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options ($)(1)	Total Cash Consideration for Company Stock Options in the Merger ($)
Directors
Raul Alvarez	—	$—	—	$—	$—
Linda Boff	—	$—	—	$—	$—
Irene Chang Britt	—	$—	—	$—	$—
Anthony DiNovi	—	$—	—	$—	$—
Michael Hines	—	$—	—	$—	$—
Mark Nunnelly	—	$—	—	$—	$—
Roland Smith	—	$—	—	$—	$—
Carl Sparks	—	$—	—	$—	$—
Nigel Travis	500,664	$27,699,114	161,722	$7,851,942	$35,551,055

Executive Officers
Philip Auerbach	—	$—	—	$—	$—
David Hoffmann	218,148	$10,155,161	435,002	$15,623,114	$25,778,275
Katherine Jaspon	104,666	$5,450,745	106,204	$3,939,100	$9,389,845
Stephanie Lilak	—	$—	39,676	$1,218,053	$1,218,053
Jason Maceda	42,449	$2,258,943	46,802	$1,737,844	$3,996,786
W. David Mann	9,379	$335,205	67,816	$2,223,777	$2,558,982
Scott Murphy	124,175	$6,740,671	100,678	$3,707,367	$10,448,038
Karen Raskopf	4,517	$154,120	51,084	$1,930,526	$2,084,646
John Varughese	60,320	$3,323,967	46,028	$1,685,044	$5,009,010

(1)

The amounts payable with respect to the Company Stock Options that were otherwise scheduled to vest on or after April 1, 2021 are as follows: Mr. Hoffmann, $9,178,555; Ms. Jaspon, $2,575,099; Ms. Lilak, $913,540; Mr. Maceda, $1,097,475; Mr. Mann, $1,584,058; Mr. Murphy, $2,113,276; Ms. Raskopf, $1,032,496; and Mr. Varughese, $956,096;

Treatment of RSUs

Each restricted stock unit granted under a Company Stock Plan that is subject to vesting conditions based solely on continued employment or service to the Company or its subsidiaries (each, an “RSU”) and that is outstanding and unvested immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (a) the Merger Consideration and (b) the aggregate number of Shares subject to such RSU, payable immediately following Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding RSUs is set forth in the table below. This information is based on the number of RSUs held by the Company’s directors and executive officers as of November 6, 2020.

Name of Executive Officer or Director	Number of Shares Subject to RSUs	Cash Consideration for RSUs ($)
Directors
Raul Alvarez	1,924	$204,906
Linda Boff	1,924	$204,906
Irene Chang Britt	1,924	$204,906
Anthony DiNovi	1,924	$204,906
Michael Hines	1,924	$204,906
Mark Nunnelly	1,924	$204,906
Roland Smith	1,924	$204,906
Carl Sparks	1,924	$204,906
Nigel Travis	1,924	$204,906

Executive Officers
Philip Auerbach(1)	14,053	$1,496,645	(1)
David Hoffmann	7,347	$782,456
Katherine Jaspon	—	$—
Stephanie Lilak	3,007	$320,246
Jason Maceda	—	$—
W. David Mann	3,943	$419,930
Scott Murphy	—	$—
Karen Raskopf	—	$—
John Varughese	—	$—

(1)

The amount in the table for Mr. Auerbach includes an RSU award that will be granted to Mr. Auerbach prior to the Effective Time, having a value of $750,000 pursuant to an entitlement Mr. Auerbach has in connection with his hiring.

Treatment of PSUs

Each restricted stock unit granted under a Company Stock Plan that is subject to performance-vesting conditions (each, a “PSU”) and that is outstanding and unvested immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (a) the Merger Consideration and (b) the aggregate number of Shares subject to such PSU (after giving effect to any accumulated dividend equivalents with respect to such PSU), with the number of Shares subject to the PSU determined as follows: (i) 140% of the target number of Shares for PSUs granted in calendar year 2018 and (ii) 100% of the target number of Shares for other PSUs.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding PSUs, including any accumulated dividend equivalent amounts with respect to such PSUs, is set forth in the table below. This information is based on the number of PSUs held by the Company’s directors and executive officers as of November 6, 2020.

Name of Executive Officer or Director	Number of Shares Subject to PSUs	Cash Consideration for PSUs ($)
Directors
Raul Alvarez	—	$—
Linda Boff	—	$—
Irene Chang Britt	—	$—
Anthony DiNovi	—	$—
Michael Hines	—	$—
Mark Nunnelly	—	$—
Roland Smith	—	$—
Carl Sparks	—	$—
Nigel Travis	17,016	$2,537,086

Executive Officers
Philip Auerbach	—	$—
David Hoffmann	38,052	$4,486,291
Katherine Jaspon	9,790	$1,205,282
Stephanie Lilak	2,712	$288,828
Jason Maceda	4,210	$513,415
W. David Mann	5,683	$605,240
Scott Murphy	9,067	$1,106,666
Karen Raskopf	4,567	$562,256
John Varughese	4,058	$486,364

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger as a result of the Shares, Company Stock Options (including amounts payable to Specified Persons following the Effective Date, as described above), RSUs and PSUs (with Shares underlying PSUs determined as described above) held by each director and executive officer as of November 6, 2020.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Stock Options ($)	Cash Consideration for RSUs ($)	Cash Consideration for PSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
Raul Alvarez	$278,711	$—	$204,906	$—	$483,617
Linda Boff	$199,368	$—	$204,906	$—	$404,274
Irene Chang Britt	$—	$—	$204,906	$—	$204,906
Anthony DiNovi	$93,507	$—	$204,906	$—	$298,413
Michael Hines	$1,326,458	$—	$204,906	$—	$1,531,364
Mark Nunnelly	$358,053	$—	$204,906	$—	$562,959
Roland Smith	$539,423	$—	$204,906	$—	$744,329
Carl Sparks	$10,863	$—	$204,906	$—	$215,769
Nigel Travis	$18,163,682	$35,551,055	$204,906	$2,537,086	$56,456,728

Executive Officers
Philip Auerbach	$—	$—	$1,496,645	$—	$1,496,645
David Hoffmann	$3,293,300	$25,778,275	$782,456	$4,486,291	$34,340,321
Katherine Jaspon	$769,356	$9,389,845	$—	$1,205,282	$11,364,483
Stephanie Lilak	$112,890	$1,218,053	$320,246	$288,828	$1,940,017
Jason Maceda	$636,870	$3,996,786	$—	$513,415	$5,147,072
W. David Mann	$144,840	$2,558,982	$419,930	$605,240	$3,728,991
Scott Murphy	$1,274,486	$10,448,038	$—	$1,106,666	$12,829,189
Karen Raskopf	$—	$2,084,646	$—	$562,256	$2,646,902
John Varughese	$283,397	$5,009,010	$—	$486,364	$5,778,771

Treatment of the Company’s Employee Stock Purchase Plan

Under the Merger Agreement, the Company has agreed to, promptly following the date of the Merger Agreement, take all actions with respect to the Dunkin’ Brands Group, Inc. Employee Stock Purchase Plan, as amended and restated effective October 1, 2015 (the “ESPP”) to provide that (i) any purchase period in progress as of the date of the Merger Agreement will terminate, and any outstanding option to purchase Shares under the ESPP will be deemed to have been exercised, upon the earlier to occur of (A) the day that is one business day prior to the Effective Time or (B) the date on which the applicable purchase period would otherwise end, and that no additional purchase periods will commence after the date of the Merger Agreement; (ii) no participant in the ESPP will be permitted to (A) increase the amount of his or her rate of payroll contributions to the ESPP from the rate in effect as of date of the Merger Agreement, or (B) except to the extent required by applicable law, make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the ESPP as of the date of the Merger Agreement may commence participation in the ESPP following the date of the Merger Agreement; and (iv) the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP, be refunded to the participant as of the Effective Time (without interest). The ESPP will be terminated as of immediately prior to the Effective Time.

Payments to Executive Officers Upon Termination Following a Change in Control

Each of the Company’s executive officers participates in the Company’s Executive Change in Control Severance Plan (the “CIC Plan”), which provides for severance benefits in the event the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason, in either case within 18 months following the consummation of a change in control. The terms “cause”, “good reason” and “change in control” are each defined in the CIC Plan. The Merger will constitute a change in control for purposes of the CIC Plan.

The CIC Plan provides that if an executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason within 18 months following a change in control, the executive officer will be entitled to severance payments and compensation, consisting of (i) in the case of Messrs. Hoffmann and Murphy, an amount equal to 200% of his annual base salary as in effect on the date his employment terminates and in the case of Messrs. Auerbach, Maceda, Mann and Varughese and Mses. Lilak, Jaspon and Raskopf, an amount equal to 150% of his or her annual base salary as in effect on the date his or her employment terminates; (ii) 100% of the executive officer’s target bonus for the year his or her employment terminates; (iii) subject to the executive officer’s timely election of COBRA coverage, payment of a monthly amount equal to the employer portion of the premium for continued health and dental plan participation until the earlier of (a) in the case of Messrs. Hoffmann and Murphy, the date that is 24 months following termination of his employment, and in the case of Messrs. Auerbach, Maceda, Mann and Varughese and Mses. Lilak, Jaspon and Raskopf, the date that is 18 months following termination of his or her employment, (b) the date on which the executive officer becomes eligible for comparable benefit coverage with a subsequent employer or through self-employment and (c) the date on which the executive officer and his or her beneficiaries are no longer eligible for COBRA coverage for any reason; and (iv) the use of outplacement services selected by the Company for 12 months following termination of employment. The Company’s obligation to provide an executive officer with severance payments or benefits under the CIC Plan is conditioned on the executive officer executing a separation agreement providing for an effective release of claims in favor of the Company and reaffirming the executive officer’s obligations with respect to non-competition, non-solicitation and confidentiality.

If any of the payments or benefits received by any of the executive officers under the CIC Plan or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then pursuant to the terms of the CIC Plan, the executive officer will be entitled to receive the greater of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

For information with respect to each of the Company’s named executive officer’s severance entitlements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is incorporated into this Item 3 by reference). For Messrs. Auerbach, Maceda and Varughese and Mses. Lilak and Raskopf, the estimated amount of severance under the CIC Plan described above, assuming that the Offer and the Merger were consummated on November 6, 2020 and that the executive officer’s employment was terminated by the Company without cause or the executive officer resigned for good reason on the same day, are $1,145,000, $731,908, $805,040, $994,764 and $758,934, respectively.

Non-Employee Director Compensation

For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 26-29 of the Definitive Proxy Statement for the 2020 Annual Meeting of the Company (under the heading “Compensation of Directors”), which is filed as Exhibit (e)(15) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Indemnification of Executive Officers and Directors

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Second Restated Certificate of Incorporation, as in effect on November 16, 2020 (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company’s Third Amended and Restated Bylaws, as in effect on November 16, 2020 (the “Bylaws”), includes provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, the Company will advance expenses incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These Indemnification Agreements also require the Company to advance any expenses reasonably incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will, and Parent will, cause the Surviving Corporation to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and its subsidiaries under the indemnification agreements between the Company or any Company subsidiary and any of their respective present or former directors and officers. In addition, Parent has agreed to cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Charter and Bylaws of the Company as of October 30, 2020. Such exculpation and indemnification provisions may not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company subsidiary.

For a period of six (6) years after the Effective Time, Parent has agreed to cause the Surviving Corporation to, to the fullest extent permitted under law, indemnify and hold harmless the Company or any subsidiary of the Company and any of their respective present or former directors or officers (collectively, the “Indemnified Parties”) against all costs and expenses, judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any legal action (whether arising before or after the Effective Time), arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or one of its subsidiaries, whether occurring on or before the Effective Time. In the event that any claim for indemnification is asserted or made within such six (6)-year period, all rights to indemnification in respect of such claim will continue until the disposition of the claim. The rights of each Indemnified Party are in addition to any rights such person may have under the certificate of incorporation or by-laws (or similar organizational documents) of the Company and the Surviving Corporation or any of their subsidiaries, or under any law or under any agreement of any Indemnified Party with the Company or any Company subsidiary.

Prior to the Effective Time, the Company may purchase “tail” insurance policies with respect to directors’ and officers’ liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on October 30, 2020 for the six (6)-year period following the Effective Time at a price not to exceed 300% of the amount per year the Company paid for such insurance in its last full fiscal year prior to October 30, 2020. If the Company does not obtain “tail” insurance prior to the Effective Time, the Surviving Corporation will either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided, that the Surviving Corporation may substitute policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters occurring prior to the Effective Time. However, the Surviving Corporation is not required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Director and Officer Indemnification Agreement, which are filed as Exhibits (e)(3), (e)(4), (e)(1) and (e)(6) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. However, pursuant to the terms of the Merger Agreement, on or prior to the Effective Time, Parent will offer each Specified Person an employment arrangement, which will be effective at, and contingent upon, the consummation of the Merger, governing the period following the Effective Time. Pursuant to such employment arrangements the Specified Person will be entitled to the following compensation during calendar year 2021: (a) the Specified Person’s base salary as in effect during fiscal year 2020, (b) an annual bonus opportunity equal to the Specified Person’s target bonus opportunity during fiscal year 2020, payable without regard to the satisfaction of any performance criteria, (c) a retention bonus payment equal to the Specified Person’s annual base salary and (d) a one-time cash equity payment. Amounts with respect to the annual bonus opportunity, retention bonus and cash equity payment will be payable promptly following the business day immediately following the first anniversary of the date on which the Effective Time occurs (or, in the case of the target bonus opportunity at such time as bonuses are paid to employees generally, but not later than March 15, 2022), subject, in each case, to the Specified Person’s continued employment on the business day immediately following the first anniversary of the date on which the Effective Time occurs. Pursuant to the Merger Agreement, the employment arrangements with such Specified Person will provide that the Specified Person may not resign (or otherwise invoke rights under) a claim of “Good Reason” (as such term is defined in the CIC Plan, the Specified Person’s employment agreement, award agreement under a Company Stock Plan or any other arrangement with the Company or its subsidiaries) during the period commencing at the Effective Time and ending on the business day immediately following the first anniversary of the date on which the Effective Time occurs.

Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement.

Pursuant to the Merger Agreement, the Company may pay out annual bonuses for the 2020 fiscal year in an aggregate amount equal to 75% of the target level that was established in February 2020 under the Company’s short-term incentive compensation plan. The Company may also pay a one-time COVID bonus in an aggregate amount of up to $5 million to employees, including the executive officers, in the same proportion as 2020 annual bonuses.

Effect of the Merger Agreement on Employee Benefits and Compensation

The Merger Agreement provides that for the period commencing at the Effective Time and ending on the earlier of (x) the 12-month anniversary of the Effective Time and (y) December 31, 2021, Parent will cause the Surviving Corporation and each of its other subsidiaries to maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time (each, a “Current Employee”) (i) base compensation and cash incentive opportunities that are, in each case, not less than what was provided to the Current Employee immediately prior to the Effective Time, (ii) severance payments and benefits in an amount and on terms and conditions that are no less favorable than those provided by the Company prior to the Effective Time and (iii) all other compensation and employee benefits that are not less favorable in the aggregate to those provided to the Current Employee as of immediately prior to the Effective Time (excluding equity-based compensation).

Pursuant to the Merger Agreement, Current Employees will receive credit for all service with the Company and its subsidiaries under any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries, for purposes of eligibility to participate, vesting, benefit accrual (solely for purposes of any vacation policy and severance policy), and eligibility to receive benefits to the same extent recognized under any employee benefit plan of the Company or any of its subsidiaries. No service crediting will be required to the extent it results in duplication of benefits for the same period of service. Current Employees’ vacation and sick time accruals will carry over to Parent, the Surviving Corporation and any applicable subsidiaries. Parent and the Surviving Corporation will use commercially reasonable efforts to waive, or cause the insurance carrier to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Current Employees and their covered dependents under any welfare benefit plan of Parent, the Surviving Corporation or any of their subsidiaries to the same extent waived under a comparable plan of the Company or any of its subsidiaries. Parent and the Surviving Corporation will also provide credit to each Current Employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by the Current Employee and any covered dependent under the employee benefit plans of the Company and its subsidiaries during the relevant plan year, up to and including the Effective Time.

To the extent not paid prior to the Effective Time, the Company will pay all annual bonuses payable in respect of fiscal year 2020 as of immediately prior to the Effective Time. Performance targets applicable to annual bonuses payable in respect of fiscal year 2021 may not be determined any earlier than the first anniversary of the date on which the Company Board (or a committee thereof) set performance targets for 2020 annual bonuses. If 2021 annual bonus performance targets are set prior to the Effective Time, such performance targets will be established in accordance with past practice and with the consent of Parent. If 2021 annual bonus performance targets are set following the Effective Time, such performance targets will be established by Parent after reasonable consultation with the senior management of the Company.

Section 16 Matters

The Company Board (or a committee thereof) will adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Company Board (or a committee thereof) will adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into after January 1 of the current fiscal year and prior to the

Effective Time by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and, to the extent any such agreement, arrangement or understanding is subsequently entered into, will adopt resolutions to approve each such agreement, arrangement or understanding as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On October 30, 2020, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company or Parent and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by Dunkin’ Brands to Parent and a confidential disclosure schedule delivered by Parent to Dunkin’ Brands, in each case in connection with the signing of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On October 5, 2020, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed not to (i) use any confidential information of the Company for any purpose other than to evaluate a possible negotiated transaction with the Company (a “Possible Transaction”), (ii) disclose any such confidential information to any other person or entity (other than to certain representatives of Parent solely for the purpose of evaluating a Possible Transaction) or (iii) disclose to any other person or entity the possible occurrence of a Possible Transaction without the Company’s prior written consent, in each case, subject to certain exceptions.

Under the Confidentiality Agreement, Parent and Roark Capital Management, LLC (“Roark Capital”) also agreed, among other things, to certain “standstill” provisions for the benefit of the Company that expire two (2) years from the date of the Confidentiality Agreement, including restrictions that prohibit Parent and its representatives (acting on Parent’s behalf or at Parent’s direction) and Roark Capital and any of its affiliated investment funds, portfolio companies or brands from, directly or indirectly, without the prior written consent of the Company Board, (i) acquiring, agreeing to acquire, proposing, seeking or offering to acquire, or facilitating the acquisition or ownership of, any securities or assets of the Company, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets (other than purchases of products or services in the ordinary course of business), (ii) entering, agreeing to enter, proposing, seeking or offering to enter into or facilitating any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company, (iii) making, or in any way participating or engaging in, any solicitation of proxies to vote, or seeking to advise or influence any person or entity with respect to the voting of, any voting securities of the Company, (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (v) calling, requesting the calling of, or otherwise seeking or assisting in the calling of a special meeting of the Company Board or the Company stockholders, (vi) otherwise acting, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, any of the foregoing, or (viii) advising, assisting or encouraging or entering into any discussions, negotiations, agreements or arrangements with any other person or entity in connection with any of the foregoing.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(4) to the Schedule TO filed on November 16, 2020, and is incorporated herein by reference.

Limited Guaranty

On October 30, 2020, simultaneously with the execution of the Merger Agreement, Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V(TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC (collectively, the “Roark Funds”) provided the Company with a limited guaranty (the “Limited Guaranty”) pursuant to which each Roark Fund, jointly and severally, guarantees the payment and performance of Parent’s obligations to the Company with respect to (a) the payment of the Parent Termination Fee (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement, (b) the Company’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the Company commencing a suit to obtain payment of the Parent Termination Fee which results in an award against Parent for the Parent Termination Fee in accordance with the Merger Agreement (together with interest thereon), and (c) any monetary damages that may be due and owing in connection with a Pre-Closing Damages Proceeding (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement, in each case, subject to a maximum aggregate obligation not to exceed the Parent Termination Fee and any costs and expenses associated with clause (b) and the other terms and conditions of the Limited Guaranty as described in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements”.

The foregoing summary and description of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (d)(3) to the Schedule TO filed on November 16, 2020, and is incorporated herein by reference.

Equity and Debt Financing

Parent has obtained equity and debt financing commitments for the Transactions, the aggregate proceeds of which, together with Parent’s, Company’s and their respective subsidiaries’ available cash, will be sufficient for Parent and Purchaser to pay the aggregate Merger Consideration and all related fees and expenses. Parent has received an Equity Commitment Letter, dated as of the date of the Merger Agreement (the “Equity Commitment Letter”), from the Roark Funds, pursuant to which the Roark Funds have committed, jointly and severally, subject to the conditions of the Equity Commitment Letter, to provide equity financing (“Equity Financing”) up to an aggregate amount equal to $5.38 billion (the “Equity Commitment”), for the purposes of enabling (a) Parent to cause Purchaser to accept for purchase and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer at the closing of the Offer (the “Offer Amount”), (b) Parent to pay or cause the payment of the Merger Consideration to Company stockholders and holders of Company Stock Options, RSUs and PSUs (the “Merger Amount”), and (c) Parent to make (or cause to be made) the payment of any fees and expenses required to be paid by Parent or Purchaser pursuant to the financing provisions of the Merger Agreement. The conditions with respect to the Roark Funds’ funding obligations under the Equity Commitment Letter include: (i) with respect to the Offer Amount, (a) the satisfaction or waiver of the Offer Conditions (as defined in the Merger Agreement) (other than those conditions that by their nature can only be satisfied at the closing of the Offer, but subject to such conditions being satisfied or waived at the closing of the Offer) and (b) the substantially concurrent closing of the Offer as contemplated by the Merger Agreement, and (ii) with respect to the Merger Amount, (x) the satisfaction or waiver in accordance with the Merger Agreement of all conditions to the closing of the Merger set forth in the Merger Agreement (other than those conditions that by their nature can only be satisfied at the closing of the Offer, but subject to such conditions being satisfied or waived at the closing of the Offer) and (y) the substantially concurrent closing of the Merger as contemplated by the Merger Agreement.

The obligations of the Roark Funds in the aggregate to provide the equity financing will expire and terminate upon the earliest to occur of: (i) the valid termination of the Merger Agreement, (ii) the closing of the Merger, (iii) commencement by Dunkin’ Brands, any affiliate controlled by Dunkin’ Brands or any then-current officers or directors of Dunkin’ Brands or any affiliate controlled by Dunkin’ Brands (each, a “Dunkin’ Brands Related Party”) of a lawsuit or other proceeding against any of the Roark Funds or its permitted assignees to fund the Equity Commitment or for any other claim (including any lawsuit or proceeding for monetary damages), other than a Retained Claim (as defined in the Equity Commitment Letter), and (iv) commencement by Dunkin’ Brands or any other Dunkin’ Brands Related Party of a lawsuit or other proceeding against any Investor Party (as defined in the Equity Commitment Letter) asserting any claim (whether in tort, contract or otherwise) for payment or other liabilities under or in respect of the Merger Agreement, the Equity Commitment Letter or the transactions contemplated by the Merger Agreement or the Equity Commitment Letter, other than a Retained Claim. Upon any such valid termination of the Equity Commitment Letter, the Roark Funds’ obligation to fund the Equity Commitment shall become null and void ab initio and of no further force and effect, and the Roark Funds shall not have any further obligations or liabilities with respect thereto.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (d)(2) to the Schedule TO filed on November 16, 2020, and is incorporated herein by reference.

Purchaser expects Parent to provide Purchaser, or cause Purchaser to be provided, with sufficient funds to complete the Transactions, funded with (i) the equity financing (described in the “—Equity and Debt Financing” section above), (ii) cash on hand, (iii) available borrowing capacity under (x) the Series 2020-1 Class A-1 variable funding senior notes and Series 2020-1 Supplement (the “VFN Facility”) of certain of Parent’s wholly-owned bankruptcy-remote subsidiaries (the “Securitization Entities”) and (y) the credit agreement of Parent’s indirect, wholly-owned subsidiary (the “Existing Credit Agreement”) and (iv) newly obtained incremental financing that will be incurred pursuant to the Existing Credit Agreement (the “Incremental Debt Commitment”).

The VFN Facility provides up to $150 million in borrowings on a revolving basis, the proceeds of which may be used for acquisitions by certain subsidiaries of Parent, including the Purchaser. Borrowings under the VFN Facility are available through 2025, subject to two one-year contingent extensions, and bear interest at a variable rate based on (i) the prime rate, (ii) the federal funds rate, (iii) the London interbank offered rate for U.S. Dollars or (iv) with respect to advances made by conduit investors through the issuance of commercial paper, the commercial paper rate based on the weighted average cost of issuing commercial paper applicable to such conduit investor, plus, in each case, any applicable margin. The VFN Facility is subject to certain commitment fees in respect of the unutilized portion of the commitments of the investors thereunder and certain fees in respect of letters of credit issued thereunder. The VFN Facility is also subject to customary covenants and restrictions and is secured by all of the assets of the Securitization Entities, which include, among other assets, franchise agreements, real estate assets, license agreements and intellectual property of certain brands affiliated with Parent. The Existing Credit Agreement provides up to $250 million in borrowings on a revolving basis. Borrowings under the Existing Credit Agreement are available through February 3, 2023 and bear interest at a variable rate based on (i) the prime rate, (ii) the federal funds rate or (iii) the London interbank offered rate for U.S. Dollars plus a leverage-based margin. The Existing Credit Agreement is subject to certain commitment fees in respect of the unutilized portion of the revolving commitments of the lenders thereunder and certain fees in respect of letters of credit issued thereunder. The Existing Credit Agreement is also subject to customary covenants and restrictions and is secured by the assets of Parent’s indirect subsidiaries. The Incremental Debt Commitment provides for a $2,575 million term loan and a $250 million revolving commitment and is subject to customary closing conditions for acquisition financings.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Parent’s or Purchaser’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. Parent does not currently have any plans or arrangement to finance or repay (or cause to be financed or repaid) amounts borrowed under the VFN Facility. Purchaser will provide, and Parent will cause Purchaser to provide, to American Stock Transfer & Trust Company in its capacity as the paying agent, on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Purchaser believes that the financial condition of Parent, Purchaser or their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) Purchaser, through Parent, will have sufficient funds available to Purchaser to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

The foregoing summaries and descriptions of the VFN Facility, Existing Credit Agreement, and Incremental Debt Commitment do not purport to be complete and are qualified in their entirety by reference to the full text of the Series 2020-1 Class A-1 variable funding senior notes, the Series 2020-1 Supplement, Existing Credit Agreement, and Incremental Debt Commitment Letter, which are filed as Exhibits (b)(3), (b)(2), (b)(1), and (b)(4), respectively, with the Schedule TO filed on November 16, 2020, and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on October 30, 2020, (i) determined that the Merger Agreement and the

Transactions are fair to and in the best interests of the Company and stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated October 30, 2020, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of Dunkin’ Brands’ ongoing consideration and evaluation of its long-term strategic goals and plans, the Dunkin’ Brands Board and Dunkin’ Brands senior management periodically review, consider and assess Dunkin’ Brands’ operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans.

From time to time between January and early July 2020, Mr. Paul Brown, Chief Executive Officer of Parent, and Mr. David Hoffmann, Chief Executive Officer of Dunkin’ Brands, had five conversations relating to, among other things, in January, a potential partnership opportunity relating to certain technology initiatives of Dunkin’ Brands and Parent, and later, the current business environment and the impacts of COVID-19 on their respective businesses. At no point during these discussions did Mr. Brown indicate an interest in a potential acquisition of Dunkin’ Brands.

In early July, 2020, Mr. Brown invited Mr. Hoffmann to dinner to discuss, among other things, their respective businesses and industries. Mr. Brown and Mr. Hoffmann met for dinner on July 13, 2020. At this dinner, Mr. Brown indicated that Parent was interested in potentially acquiring Dunkin’ Brands in an all-cash transaction. Mr. Brown did not, at this time, propose a specific price, structure or other terms, but indicated that Parent may be willing to propose a price per Share in the high $70s. As of such date, the closing price of Dunkin’ Brands’ common stock was $64.58 per Share. Mr. Hoffmann indicated that Dunkin’ Brands would be unlikely to be interested in a business combination transaction at this time but that he would inform the Dunkin’ Brands Board of Parent’s interest in a possible transaction. Mr. Hoffmann notified certain members of the Dunkin’ Brands Board of this conversation on July 17, 2020. On July 18, 2020, Mr. Hoffmann called Mr. Brown to clarify certain points discussed at their July 13 dinner.

On July 21, 2020, Mr. Brown contacted Mr. Hoffmann to reiterate Parent’s interest in pursuing discussions regarding a potential business combination between Dunkin’ Brands and Parent. During this discussion, Mr. Brown proposed that the parties enter into a non-disclosure agreement so that Parent could obtain certain nonpublic information regarding Dunkin’ Brands that Parent had requested in order to enable it to submit an informed acquisition proposal. In response, Mr. Hoffmann indicated to Mr. Brown that he would communicate Mr. Brown’s request to the Dunkin’ Brands Board. Following this discussion, Mr. Brown sent Mr. Hoffmann, by email, a list of due diligence items requested by Parent. Mr. Hoffmann notified certain members of the Dunkin’ Brands Board of this discussion on July 24, 2020.

On a series of calls between July 26-29, 2020, Mr. Hoffmann indicated to Mr. Brown that Dunkin’ Brands would be unlikely to be interested in a business combination transaction at this time but that he would inform the Dunkin’ Brands Board of Parent’s interest in a possible transaction.

On July 28, 2020, the Dunkin’ Brands Board met to discuss the unsolicited inbound inquiry from Parent, including whether Dunkin’ Brands should share the requested diligence information with Parent pursuant to a confidentiality agreement. At this meeting, Dunkin’ Brands management and members of the Dunkin’ Brands Board discussed Roark, Parent and their portfolio of restaurant brands. The Dunkin’ Brands Board also discussed Dunkin’ Brands’ businesses, including the disruption caused by the COVID-19 pandemic and economic conditions generally, the strength of Dunkin’ Brands’ management team, general financial performance in light of the COVID-19 pandemic, the risk of a further sales decline in the event of a worsening or second wave of the COVID-19 pandemic and the positive trajectory of Dunkin’ Brands’ recent sales. Also at this meeting, members of Dunkin’ Brands management reviewed with the Dunkin’ Brands Board the fiduciary duties of the Dunkin’ Brands Board under Delaware law, including its fiduciary duties with respect to a potential business combination. Following discussion, the Dunkin’ Brands Board determined that because Parent had not provided a specific price range or information regarding potential financing sources to fund a potential acquisition of Dunkin’ Brands, Dunkin’ Brands would not be interested in providing information to, or engaging in substantive discussions with, Parent at this time. The Dunkin’ Brands Board then instructed Mr. Hoffmann to respond to Mr. Brown indicating the same. Mr. Hoffmann communicated the response by telephone on July 29, 2020.

On July 30, 2020, Mr. Brown contacted Mr. Hoffmann by phone. During this discussion, Mr. Brown reiterated Parent’s interest in pursuing a business combination with Dunkin’ Brands, and indicated that Parent would be interested in acquiring Dunkin’ Brands in an all-cash acquisition at a price per Share in the range of $83.00 to $87.00. As of such date, the closing price of Dunkin’ Brands’ common stock was $67.80 per Share. Mr. Brown also indicated that Parent and Roark had access to equity and debt in an amount sufficient to finance the proposed transaction at the indicated price, assuming that the Dunkin’ Brands securitization facility would not need to be repaid in connection with the proposed transaction, and that Parent was considering retaining Barclays as its financial advisor in connection with the proposed transaction. Mr. Hoffmann notified certain members of the Dunkin’ Brands Board of Parent’s proposal that same day.

On August 5, 2020, the Dunkin’ Brands Board met with members of Dunkin’ Brands management to continue its discussion of the unsolicited inbound inquiry from Parent, including the indicative price range of $83 to $87 per Share. The Dunkin’ Brands Board discussed current economic conditions and the effect of the COVID-19 pandemic on Dunkin’ Brands’ businesses and the indicative price range provided by Parent, including the price range as compared to the current trading price of Dunkin’ Brands’ common stock, the 52-week high trading price of Dunkin’ Brands’ common stock, analyst price targets for Dunkin’ Brands’ common stock and its views on Dunkin’ Brands’ valuation. At this meeting, the Dunkin’ Brands Board determined that, based on the indicative price range provided by Mr. Brown, Dunkin’ Brands was not prepared to provide confidential information to, or engage in substantive discussions with, Parent at this time. The Dunkin’ Brands Board instructed Mr. Hoffmann to respond to Mr. Brown indicating the same. Also at this meeting, the Dunkin’ Brands Board authorized Dunkin’ Brands management to involve Dunkin’ Brands’ outside counsel, Ropes & Gray LLP (“Ropes & Gray”), in connection with its further consideration of a potential transaction, and the Dunkin’ Brands Board discussed the possibility of retaining a financial advisor to evaluate any subsequent possible offer that Dunkin’ Brands may receive. The Dunkin’ Brands Board discussed, among other things, that Parent was considering retaining Barclays as its financial advisor and that Barclays had previously provided certain investment banking and other services to Dunkin’ Brands, but that Barclays was not presently engaged by Dunkin’ Brands and had not had access to any confidential information of Dunkin’ Brands since February 2020. The Dunkin’ Brands Board determined that it would be premature to engage a financial advisor at this time and determined, instead, to continue to monitor whether Dunkin’ Brands might need to retain a financial advisor at a later time.

On August 6, 2020, Mr. Hoffmann called Mr. Brown and relayed that Dunkin’ Brands was not interested in entering into discussions or sharing confidential information with Parent based upon the indicative price per Share proposed by Mr. Brown. Mr. Hoffmann also indicated that to enter into such discussions or share confidential information, he believed that the Dunkin’ Brands Board would require Parent to propose a significantly higher price per Share.

On August 13, 2020, representatives of Barclays spoke to Mr. Hoffmann regarding Parent’s interest in a potential transaction.

On August 20, 2020, Mr. Brown contacted Mr. Hoffmann to reiterate Parent’s interest in a business combination with Dunkin’ Brands, and to inquire if there was a minimum per Share price that would be necessary for Parent to propose in order for the Dunkin’ Brands Board to authorize Dunkin’ Brands to enter into a nondisclosure agreement and share nonpublic information about Dunkin’ Brands with Parent. Mr. Hoffmann told Mr. Brown that he would discuss his request with the Company Board, and that he expected that the price would need to be at least $100 per Share. Mr. Brown indicated that Parent would need access to confidential due diligence information of the Company in order to submit a proposal at that price.

On August 20, 2020, Mr. Hoffmann updated members of the Dunkin’ Brands Board regarding recent discussions with Mr. Brown. On August 21, 2020, members of the Dunkin’ Brands Board spoke with members of Dunkin’ Brands management to discuss recent discussions with Parent.

Following such meeting, on August 25, 2020, Mr. Hoffmann spoke with Mr. Brown and reiterated his prior message that Dunkin’ Brands would not be willing to share confidential information with Parent unless Parent submitted a proposal of at least $100 per Share. In response, Mr. Brown told Mr. Hoffmann that he would speak with Mr. Aronson and get back to Mr. Hoffmann.

On August 30, 2020, a representative of Barclays contacted Mr. Hoffmann to discuss the proposed business combination with Parent. The Barclays representative indicated that Parent continued to be interested in a potential acquisition of Dunkin’ Brands, and that Parent may be prepared to propose a significant increase in its per Share price, but representatives of Barclays did not provide a specific price or price range. Following this discussion, Mr. Hoffmann updated members of the Dunkin’ Brands Board regarding such conversation.

On August 31, 2020 and September 1, 2020, members of the Dunkin’ Brands Board spoke with members of Dunkin’ Brands management to discuss further recent conversations between Mr. Hoffmann and Mr. Brown.

On September 2, 2020, Mr. Hoffmann spoke with a representative of Barclays regarding Parent’s proposal, and Mr. Hoffmann suggested that Mr. Brown call him directly.

On September 9, 2020, as part of a previously scheduled Dunkin’ Brands Board meeting, the Dunkin’ Brands Board discussed, among other things, the status of the unsolicited inbound inquiry from Parent and the recent conversations among Mr. Hoffmann, Mr. Brown and a representative of Barclays in late August 2020. No action was taken by the Dunkin’ Brands Board at this meeting in respect of the proposed transaction.

On September 17, 2020, a representative of Barclays contacted Mr. Hoffmann and Mr. Anthony DiNovi, a member of the Dunkin’ Brands Board to communicate, on behalf of Parent, that Parent was prepared to increase its indicative price range to acquire Dunkin’ Brands to a range of $95.00 to $98.00 per Share in cash. The representative of Barclays also indicated that Parent, with capital from funds affiliated with Roark, had access to over $7 billion in equity and debt funds to finance a potential transaction, assuming that the Dunkin’ Brands securitization facility would not need to be repaid in connection with the proposed transaction. The representative of Barclays acknowledged that Mr. Hoffmann had previously indicated that Parent would need to submit a proposal of at least $100.00 per Share in order for Dunkin’ Brands to engage further. As of such date, the closing price of Dunkin’ Brands’ common stock was $76.97 per Share. Following this discussion, Mr. Hoffmann notified the Dunkin’ Brands Board of this conversation.

On September 21, 2020, the Dunkin’ Brands Board met to discuss the proposal from Parent, with members of Dunkin’ Brands management and representatives of Ropes & Gray present. At this meeting, the Dunkin’ Brands Board discussed Dunkin’ Brands’ long-term strategic goals and valuation, and determined that further information from Parent would be needed to consider fully Parent’s proposal, including information on Parent’s proposed financing and sources of funds to fund the proposed transaction. Also at this meeting, the Dunkin’

Brands Board discussed recent Dunkin’ Brands’ performance, including preliminary earnings per share estimates for the third fiscal quarter of 2020, and the Dunkin’ Brands Board affirmed its view that Parent would need to increase its price per Share to at least $100.00 in order for the Dunkin’ Brands Board to engage further with Parent and provide confidential information. Also at this meeting, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination. At this meeting, the Dunkin’ Brands Board determined that it would only engage in further discussions with Parent if it increased its proposal to a price per Share of at least $100.00 and provided the Dunkin’ Brands Board with satisfactory evidence of its ability to fund the proposed transaction. The Dunkin’ Brands Board instructed Mr. Hoffmann to respond to representatives of Parent indicating the same. The Dunkin’ Brands Board also discussed potentially retaining BofA Securities, Inc. (“BofA Securities”) as financial advisor to the Dunkin’ Brands Board, were the Dunkin’ Brands Board to determine to move forward with its consideration of the proposed transaction, and the Dunkin’ Brands Board authorized Dunkin’ Brands management to begin the process of retaining BofA Securities, subject to its formal approval.

Following the meeting of the Dunkin’ Brands Board, on September 22, 2020, Mr. Hoffmann spoke with Mr. Brown and indicated that Parent would need to increase its proposed purchase price to at least $100.00 in order for Dunkin’ Brands to consider the potential transaction. In addition, Mr. Hoffmann requested that Parent provide Dunkin’ Brands with information regarding the debt and equity financing that Parent would propose to use to fund the proposed business combination. During this conversation, Mr. Brown responded that Parent could not commit to a purchase price of at least $100.00 at this time without access to due diligence information from Dunkin’ Brands. Mr. Brown also indicated that representatives of Barclays would provide information regarding Parent’s proposed equity and debt financing for a potential transaction.

On September 22, 2020, representatives of Dunkin’ Brands and representatives of BofA Securities spoke regarding the possibility of BofA Securities being retained by Dunkin’ Brands as its financial advisor in connection with a potential business combination with Parent.

Between September 24 and September 26, 2020, at the direction of the Dunkin’ Brands Board, Mr. DiNovi and Mr. Hoffmann spoke with representatives of Barclays regarding Parent’s proposed debt and equity financing sources to support a purchase price of $98.00 per Share. The information provided by representatives of Barclays assumed a purchase price of $98.00 per Share and that the Dunkin’ Brands securitization facility would not need to be repaid in connection with the proposed transaction. In response to the information indicating a purchase price of $98.00 per Share, Mr. DiNovi indicated to representatives of Barclays that Dunkin’ Brands was not willing to engage in further discussions, including providing confidential information to Parent, unless Parent increased its proposal to at least $100.00 per Share. Representatives of Barclays indicated that they were not authorized to discuss any possible price increase beyond the range of $95.00 to $98.00 price per Share previously communicated by representatives of Barclays to Mr. Hoffmann. Mr. DiNovi promptly communicated the information learned during these discussions to the Dunkin’ Brands Board and members of Dunkin’ Brands management, including that, in his view, Parent had the ability to raise the necessary debt and equity capital to consummate the proposed transaction at $98 per Share, assuming that the Dunkin’ Brands securitization facility would not need to be repaid in connection with the proposed transaction. On September 26, 2020, representatives of Barclays contacted Mr. Hoffmann to discuss the potential transaction. During this discussion, Mr. Hoffmann reiterated that Parent would need to increase its proposed purchase price to at least $100.00 per Share in order for Dunkin’ Brands to enter into a confidentiality agreement with Parent and provide to Parent the requested due diligence materials.

On September 28, 2020, representatives of Barclays called Mr. Hoffmann and Mr. DiNovi to communicate Parent’s continued interest in pursuing a potential transaction with Dunkin’ Brands. Mr. Hoffmann promptly notified members of the Dunkin’ Brands Board of these conversations. Representatives of Barclays communicated, on Parent’s behalf, that Parent understood and acknowledged that it had to submit a proposed purchase price of at least $100.00 in order for the Dunkin’ Brands Board to consider its proposal. In light of that, representatives of Barclays requested that Dunkin’ Brands give Parent access to certain requested high-level diligence information concerning Dunkin’ Brands for a period of two weeks, after which time, Parent would submit a further revised acquisition proposal.

On September 29, 2020, Mr. Hoffmann, Mr. Nigel Travis, non-executive Chairman of the Dunkin’ Brands Board, and members of Dunkin’ Brands management spoke with representatives of Barclays regarding Parent’s continued interest in a potential acquisition of Dunkin’ Brands. Representatives of Barclays reiterated, on Parent’s behalf, the acknowledgment that Parent needed to submit a proposal of at least $100 per Share and Parent’s request for a two week diligence period, after which time, Parent would submit a further revised acquisition proposal.

On September 30, 2020, the Dunkin’ Brands Board met, with representatives of Ropes & Gray present, to discuss the September 29 conversation between representatives of Dunkin’ Brands and Barclays. At this meeting, the Dunkin’ Brands Board discussed whether Parent had available the equity and debt financing necessary to fund a proposed acquisition of Dunkin’ Brands at a purchase price of at least $100.00 per Share. Also at this meeting, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination. The Dunkin’ Brands Board and its advisors also discussed potential responses to the unsolicited inbound interest from Parent, including the possibility of conducting a pre- or post- signing market check to determine whether there may be other potential parties interested in acquiring Dunkin’ Brands at a higher valuation than the valuation proposed by Parent. After further discussion, the Dunkin’ Brands Board authorized Dunkin’ Brands management to enter into a confidentiality agreement containing a customary standstill provision with Parent if members of the Dunkin’ Brands Board received additional information from Parent or its advisors sufficient to show that Parent had the requisite financing necessary to fund the potential transaction at a purchase price of at least $100.00 per Share. Also at this meeting, the Dunkin’ Brands Board determined to pursue engaging BofA Securities as Dunkin’ Brands’ financial advisor in connection with the potential transaction, provided that Dunkin’ Brands received the information it needed in order to enter into a confidentiality agreement with Parent and subject to the Dunkin’ Brands Board’s review of any relationships that BofA Securities may have with Parent and its affiliates and the negotiation by Dunkin’ Brands of an engagement letter with BofA Securities on terms satisfactory to the Dunkin’ Brands Board. The decision of the Dunkin’ Brands Board to pursue an engagement with BofA Securities was based on, among other things, BofA Securities’ familiarity with, and experience in, the quick service restaurant industry and transactions similar to the transaction being considered by the Dunkin’ Brands Board and the prior business experience between BofA Securities and certain members of the Dunkin’ Brands Board.

Following the Dunkin’ Brands Board meeting, Mr. DiNovi spoke with representatives of Barclays and received further information from representatives of Barclays regarding Parent’s sources of financing that demonstrated to the satisfaction of the Dunkin’ Brands Board that Parent had access to equity and debt financing to fund a possible acquisition of Dunkin’ Brands at a purchase price of at least $100.00 per Share, assuming that the Dunkin’ Brands’ securitization facility would not need to be repaid as a result of the potential transaction. Based on this information, and consistent with the determination of the Dunkin’ Brands Board at the Dunkin’ Brands Board meeting on September 30, 2020, Dunkin’ Brands determined to move forward with entering into a confidentiality agreement with Parent and to negotiate an engagement letter with BofA Securities for BofA Securities to act as Dunkin’ Brands’ financial advisor in connection with the proposed transaction.

On October 2, 2020, Mr. Hoffmann contacted Mr. Brown to communicate, on behalf of the Dunkin’ Brands Board, that Dunkin’ Brands would be willing to enter into a confidentiality agreement with Parent to enable Parent to conduct the due diligence during the requested two-week period in order for Parent to submit a proposal at a higher price per Share. Following such conversation, representatives of Dunkin’ Brands shared a draft confidentiality agreement with Parent, which included customary standstill provisions. Later in the day on October 2, 2020, representatives of Parent provided comments to Dunkin’ Brands on the proposed confidentiality agreement, which confidentiality agreement was subsequently negotiated by Dunkin’ Brands, Parent and their respective counsel and executed by the parties on October 5, 2020.

Following execution of the confidentiality agreement on October 5, 2020, representatives of Parent shared with Dunkin’ Brands management a due diligence request list. Also on October 5, 2020 Mr. Hoffmann and Mr. Brown spoke by phone to discuss Parent’s due diligence review of Dunkin’ Brands.

On October 8, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray present, to discuss, among other things, Dunkin’ Brands’ existing projections for fiscal years 2020 through 2023, which projections would, subject to the approval by the Dunkin’ Brands Board, be shared with BofA Securities for purposes of their valuation analyses of Dunkin’ Brands. Members of Dunkin’ Brands management presented the key business performance assumptions underlying Dunkin’ Brands’ draft long-range projections, the basis for such assumptions and the principal factors that could result in actual performance differing from these assumptions, including the continuing uncertainty in the United States and international economies relating to the COVID-19 pandemic and related market effects. The Dunkin’ Brands Board authorized Dunkin’ Brands management to provide the draft long-range projections to BofA Securities for the purpose of BofA Securities preparing its valuation report for the Dunkin’ Brands Board. Also at this meeting, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination.

On October 9, 2020, Dunkin’ Brands provided representatives of Parent with access to a virtual data room containing certain diligence materials previously requested by Parent. Also on October 9, 2020, Mr. Brown contacted Mr. Hoffmann to request telephonic diligence meetings between Dunkin’ Brands management and Parent for the following week.

From October 9, 2020, through the execution of the Merger Agreement, Parent, Roark and their professional advisors reviewed the due diligence materials provided by Dunkin’ Brands in the electronic data room, including supplements to the data room supplied upon request by the parties.

On October 11, 2020, members of Dunkin’ Brands and Parent management spoke telephonically regarding the status of Parent’s due diligence review.

Also on October 11, 2020, Dunkin’ Brands learned that certain news sources were seeking comment from third parties regarding a rumors of a potential acquisition of Dunkin’ Brands.

Later on October 11, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss, among other things, the proposed transaction with Parent, the status of Parent’s due diligence review and, without representatives of BofA Securities present, the proposed engagement of BofA Securities as financial advisor to Dunkin’ Brands. Prior to the time when representatives of BofA Securities were invited to the Dunkin’ Brands Board meeting, representatives of Ropes & Gray summarized the material terms of BofA Securities’ proposed engagement letter, including the fees payable thereunder, and members of the Dunkin’ Brands Board discussed the relationships disclosure provided by BofA Securities and concluded that there was no material or other disabling conflicts in connection with BofA Securities’ engagement as financial advisor to Dunkin’ Brands. After discussion among the members of the Dunkin’ Brands Board and representatives of Ropes & Gray, the Dunkin’ Brands Board approved the engagement of BofA Securities as Dunkin’ Brands’ financial advisor in connection with consideration of the proposed transaction and authorized Dunkin’ Brands to enter into the engagement letter. Also prior to the time when representatives of BofA Securities joined the Dunkin’ Brands Board meeting, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination, and procedural matters relating to the Dunkin’ Brands Board’s consideration of any acquisition proposal. Thereafter, representatives of BofA Securities were invited to join the meeting. Representatives of BofA Securities then provided BofA Securities’ preliminary financial analysis on the current Parent proposal and indicated their view, based on its valuation analyses, that Dunkin’ Brands’ stock was fully valued based on the current market price of Dunkin’ Brands’ common stock and the implied multiple based on 2021 estimated profitability relative to historical trading levels. The Dunkin’ Brands Board and its advisors and members of Dunkin’ Brands management discussed current economic conditions and the disruption of the COVID-19 pandemic on Dunkin’ Brands’ businesses and resulting downward trend in Dunkin’ Brands’ financial performance. The Dunkin’ Brands Board and its advisors discussed what other potential bidders may be interested in a potential transaction with Dunkin’ Brands and representatives of BofA Securities indicated, in their view, that it was unlikely that standalone private equity buyers would be able to compete on price with Parent or other potential strategic buyers. In addition, BofA Securities indicated that there were a limited number of strategic buyers with the strategic interest and financial capacity to acquire Dunkin’ Brands and that it was further unlikely that other strategic parties would be interested in acquiring Dunkin’ Brands at this time because of, among other reasons, their existing portfolio of brands, the current market environment and the price of and resulting size of the proposed transaction.

Following such meeting, members of Dunkin’ Brands management executed and delivered to BofA Securities, the BofA Securities engagement letter.

During the week of October 12, 2020, members of Dunkin’ Brands management and Parent management held numerous management diligence meetings, with representatives of BofA Securities, Ropes & Gray, Parent, Barclays and Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal counsel to Parent (“Paul, Weiss”) present, to discuss, among other things, the businesses and operations of Dunkin’ Brands. Following these meetings, on October 16, 2020, Mr. Hoffmann and Mr. Brown spoke by phone regarding, among other things, Parent’s due diligence review to date.

On October 13, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss the potential transaction with Parent. The Dunkin’ Brands Board and its advisors discussed the fact that Dunkin’ Brands was not for sale and, as a result, the Dunkin’ Brands Board determined not to solicit potential interest from other potential acquirors. Representatives of BofA Securities presented to the Dunkin’ Brands Board supplemental materials in support of the valuation analyses provided by BofA Securities to the Dunkin’ Brands Board on October 11, 2020 and the Dunkin’ Brands Board and its advisors discussed the company valuation methodologies, including key assumptions underlying such analyses. Also at this meeting, the Dunkin’ Brands Board and its advisors discussed Parent’s request for projected financial information for Dunkin’ Brands for the fourth fiscal quarter of 2020 and fiscal year 2021 and the Dunkin’ Brands Board authorized Dunkin’ Brands management to share with Parent certain key projected operating metric ranges for the requested time periods.

On October 15, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to further discuss the status of Parent’s due diligence review to date. Also at this meeting, representatives of BofA Securities discussed their recent conversations with representatives of Barclays regarding the status of Parent’s due diligence review, and presented to the Dunkin’ Brands Board the potential sources of synergies and other value creation opportunities for Parent that would support Parent increasing its purchase price per Share. The Dunkin’ Brands Board, together with Dunkin’ Brands management and its advisors, discussed the timing of Dunkin’ Brands’ announcement of third fiscal quarter financial results, and whether and when to indicate to Parent that Dunkin’ Brands will deliver strong third fiscal quarter results that will beat analyst consensus estimates. The Dunkin’ Brands Board then authorized representatives of BofA Securities to provide this information to representatives of Barclays, and representatives of BofA Securities did so the following morning. Also at this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination

On October 16, 2020, representatives of Barclays and BofA Securities, at the direction of the Dunkin’ Brands Board, spoke by phone regarding the status of Parent’s due diligence review and Parent provided to Dunkin’ Brands additional legal due diligence requests, which Dunkin’ Brands responded to in the following days.

On October 17, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to further discuss and consider the proposed transaction with Parent and the status of Parent’s due diligence review. Members of Dunkin’ Brands’ management updated the Dunkin’ Brands Board on the management diligence meetings conducted to date and the Dunkin’ Brands Board and its advisors discussed the anticipated timing of a revised proposal from Parent, including the timing of the proposal relative to Dunkin’ Brands’ anticipated third fiscal quarter earnings announcement and the federal election on November 3, 2020. The Dunkin’ Brands Board also discussed, and instructed representatives of BofA Securities to again communicate to representatives of Barclays, that any acquisition proposal of Parent would need to be at least $100.00 per Share in order for Dunkin’ Brands to continue discussions with Parent. Also at this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination.

On October 20, 2020, BofA Securities received, on behalf of Dunkin’ Brands, a revised proposal from Barclays, on behalf of Parent, for Parent to acquire all of the outstanding Shares at a purchase price of $100.00 per Share in cash, which proposal was promptly delivered to the Dunkin’ Brands Board. As of such date, the closing price of Dunkin’ Brands’ common stock was $86.66 per Share, which represented an increase of 28% over Dunkin’ Brands’ common stock price of $67.80 per Share on August 3, 2020. As part of its proposal, Parent also provided a draft agreement and plan of merger, debt commitment letter and equity commitment letter. The draft merger agreement provided by Parent contained a “no-shop” provision that would prohibit Dunkin’ Brands and its representatives from actively soliciting a superior transaction following the execution of the proposed merger agreement, but would permit the Dunkin’ Brands Board to consider an unsolicited superior transaction, and provided for a termination fee payable by Dunkin’ Brands in certain circumstances of 3.5% of equity value. The draft merger agreement also proposed a reverse termination fee of 4.75% payable by Parent to Dunkin’ Brands in certain circumstances. The draft merger agreement also provided that unvested time-based vesting options and restricted stock units would convert into the right to receive cash consideration, which would be payable on the underlying award’s vesting schedule, subject to the holder’s continued employment through each applicable vesting date, with acceleration on the earlier of the a qualifying termination of employment or the first anniversary of the closing of the proposed transaction and provided that performance stock units would be earned based on actual performance prior to the proposed effective time of the transaction. The draft merger agreement also restricted the ability of Dunkin’ Brands to continue paying its quarterly dividend in the ordinary course. Members of Dunkin’ Brands management promptly provided the Dunkin’ Brands Board with notice of the revised proposal and draft documentation.

On October 21, 2020, representatives of BofA Securities, at the direction of the Dunkin’ Brands Board, and representatives of Barclays spoke by phone to discuss the material terms of Parent’s October 20 proposal.

Also on October 21, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss Parent’s revised proposal. At this meeting, representatives of Ropes & Gray summarized the material terms of the transaction documents submitted by Parent, including that Parent proposed to structure the transaction as a tender offer, the existence of a “no-shop” provision, the amounts of the proposed termination fee and reverse termination fee and the restrictions on Dunkin’ Brands’ ability to pay its regular quarterly dividend, among other terms. The Dunkin’ Brands Board determined that the $100.00 price per Share proposal was inadequate and the Dunkin’ Brands Board subsequently instructed a representative of BofA Securities to communicate to representatives of Barclays that Parent would need to submit a revised proposal at a higher price per share in order for the Dunkin’ Brands Board to further consider the proposed transaction. Also at this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination.

On October 22, 2020, at the direction of the Dunkin’ Brands Board, representatives of BofA Securities spoke with representatives of Barclays by phone to communicate that the Dunkin’ Brands Board had determined that Parent’s proposal of October 20 was inadequate.

On October 23, 2020, Parent submitted a further revised proposal to acquire all of the issued and outstanding Shares for $103.50 per Share in cash. As of such date, the closing price of Dunkin’ Brands’ common stock was $88.79 per Share.

Also on October 23, 2020, representatives of BofA Securities spoke with representatives of Barclays and Barclays indicated that Parent would not continue to submit proposals to acquire Dunkin’ Brands without specific feedback from the Dunkin’ Brands Board on price, and representatives of Barclays, on behalf of Parent, requested that, if the $103.50 per Share proposal of October 23 was inadequate, the Dunkin’ Brands Board should provide a counteroffer with a price that may be acceptable to the Dunkin’ Brands Board.

Later on October 23, 2020, the Dunkin’ Brands Board, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, met to discuss the revised proposal from Parent. At this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination. Also at this meeting, representatives of BofA Securities updated the Dunkin’ Brands Board on recent conversations between representatives of Barclays and BofA Securities, and presented a summary of the material terms of Parent’s October 23 proposal. Representatives of BofA Securities also provided a preliminary financial analysis based on Parent’s revised proposal of $103.50 per Share as well as an updated analysis of the recent trading price of Dunkin’ Brands’ common stock. Following such discussion, and after representatives of BofA Securities had left the meeting, the Dunkin’ Brands Board determined that the price of $103.50 was inadequate and determined to communicate to Parent and Barclays that in order for the Dunkin’ Brands Board to consider a transaction with Parent on the terms proposed, including the “no-shop” provision, the purchase price per share would need to be at least $110.00 per Share. Following the call, members of the Dunkin’ Brands Board instructed representatives of BofA Securities to communicate this message to representatives of Barclays.

On October 24, 2020, at the direction of the Dunkin’ Brands Board, representatives of BofA Securities spoke with representatives of Barclays to communicate to Parent that in order for the Dunkin’ Brands Board to consider a transaction with Parent on the terms proposed, the purchase price would need to be at least $110.00 per Share. Representatives of Barclays indicated that Parent was reaching the maximum price that it would be willing to pay to acquire Dunkin’ Brands.

Following this conversation, on October 24, 2020, Parent submitted to Dunkin’ Brands a further revised proposal to acquire Dunkin’ Brands for $105.25 per Share in cash.

Later on October 24, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss the revised Parent proposal. At this meeting, the Dunkin’ Brands Board and representatives of Ropes & Gray and BofA Securities discussed Parent’s proposed valuation of Dunkin’ Brands. Also at this meeting, representatives of Ropes & Gray and BofA Securities summarized the material terms of the proposed transaction, including the amounts of the proposed termination fees, conditions to specific performance and when the reverse termination fee would be payable, the definition of “material adverse effect” in light of the COVID-19 pandemic and upcoming federal election, the restrictions on the ability of Dunkin’ Brands to actively solicit superior proposals pursuant to the proposed transaction documents after the signing of the proposed merger agreement, the ability of Dunkin’ Brands to continue paying its quarterly dividend in the ordinary course, and the need for Dunkin’ Brands to remain in compliance with the terms of its securitization facility at and prior to closing of the proposed transaction. The Dunkin’ Brands Board and its advisors discussed how, pursuant to Parent’s proposed merger agreement, a default under the securitization facility at the proposed closing that would result in a rapid amortization event, would result in Parent not being obligated to close the proposed transaction and no reverse termination fee would be payable. Also at this meeting, the Dunkin’ Brands Board discussed the timing of Dunkin’ Brands quarterly earnings announcement and the timing of the proposed transaction relative to the upcoming earnings announcement and the federal election. The Dunkin’ Brands Board authorized representatives of BofA Securities to communicate to representatives of Barclays that the Dunkin’ Brands Board would be willing to consider a proposed transaction with Parent, were Parent to raise the offer price to $107.75, which message representatives of BofA Securities communicated to representatives of Barclays following the meeting of the Dunkin’ Brands Board.

Later that evening, Mr. Neal Aronson, founder of Roark and chairman of Parent, called Mr. Travis to provide a further updated proposal, pursuant to which Parent proposed to acquire Dunkin’ Brands at a price of $106.00 per Share in cash. Mr. Aronson indicated to Mr. Travis that Parent was unlikely to further increase its proposal to acquire Dunkin’ Brands. Following such discussion, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss Parent’s revised proposal. At this meeting, the Dunkin’ Brands Board determined that the proposed offer price of $106.00 per Share did not adequately value Dunkin’ Brands and the potential synergies that may result from the proposed combination of Dunkin’ Brands and the existing businesses of Parent. The Dunkin’ Brands Board discussed that a price per Share of $106.50, which would reflect a 20% premium over the last closing price of Dunkin’ Brands common stock of $88.79 on October 23, 2020, as well as a 19% premium to Dunkin’ Brands’ 52-week high common stock price per Share of $89.13 as of October 23, 2020, would represent a meaningful control premium on top of Dunkin’ Brands’ common stock price in the market, which representatives of BofA Securities had indicated was, in their view, already fully valued. Following such discussion, the Dunkin’ Brands Board instructed BofA Securities to respond to Parent that the Dunkin’ Brands Board would support a proposed transaction with Parent at a price per Share of $106.50 in cash on terms otherwise acceptable to the Dunkin’ Brands Board. Following such meeting, Mr. Travis spoke with Mr. Aronson by phone to communicate Dunkin’ Brands’ counterproposal of $106.50. On that call, Mr. Aronson proposed a price of $106.25, which Mr. Travis indicated he was not authorized by the Dunkin’ Brands Board to accept. Mr. Travis indicated that he did not believe that the price of $106.25 would be acceptable to the Dunkin’ Brands Board as the Dunkin’ Brands Board had proposed $106.50, in part, because it reflected an exact 20% premium over the last closing price of Dunkin’ Brands common stock of $88.79 on October 23, 2020 and the Dunkin’ Brands Board wanted to ensure a 20% premium for Dunkin’ Brands stockholders relative to the closing price of Dunkin’ Brands Shares on October 23, 2020. Mr. Aronson later contacted Mr. Travis in the morning hours of October 25, 2020, and indicated that Parent would accept Dunkin’ Brands’ counterproposal and Parent thereafter increased its offer to acquire Dunkin’ Brands to $106.50 per Share.

On October 25, 2020, Dunkin’ Brands, through its advisors, provided Parent with revised drafts of the agreement and plan of merger and equity commitment letter, and comments to Parent’s debt commitment letters. The revised draft of the merger agreement included a “go-shop” provision that would permit Dunkin’ Brands to actively solicit competing proposals for a period of 50 days following the execution of the merger agreement, and provided that any termination fee payable by Dunkin’ Brands as a result of a competing proposal arising from Dunkin’ Brands’ solicitation during the “go-shop” period would be lower than the termination fee otherwise payable by Dunkin’ Brands. The revised merger agreement also permitted Dunkin’ Brands to continue paying its regular quarterly dividend, required Parent to take any and all actions necessary to secure any required competition approvals, provided that funds affiliated with Roark would provide equity commitments in the amount of the reverse termination fee and provided for the full acceleration and payout of all equity awards at the closing of the proposed transaction. Also on October 25, 2020, representatives of Ropes & Gray provided to Paul, Weiss drafts of Dunkin’ Brands disclosure schedules to the proposed merger agreement. Later on October 25, 2020, representatives of Parent, Paul, Weiss and Ropes & Gray held a conference call to discuss Parent’s initial feedback on Dunkin’ Brands’ revised draft of the merger agreement.

On the afternoon of October 25, 2020, The New York Times and various media outlets reported that Parent had made an offer to acquire Dunkin’ Brands for $106.50 per Share. In response to inquiries from various media outlets, on October 26, 2020, Dunkin’ Brands issued a statement confirming that Dunkin’ Brands and Parent had held preliminary discussions regarding a potential acquisition of Dunkin’ Brands by Parent.

The Dunkin’ Brands Board, together with representatives of Ropes & Gray and BofA Securities, met numerous times on October 25, 2020 to discuss the proposed transaction, The New York Times inquiry and subsequent article, Dunkin’ Brands’ communications plan in respect of The New York Times article and the timing of Dunkin’ Brands’ third fiscal quarter earnings announcement. Also at these meetings, representatives of Ropes & Gray discussed initial feedback on the draft merger agreement received from Paul, Weiss, including that representatives of Paul, Weiss and Parent had indicated that Parent’s proposal to acquire Dunkin’ Brands was premised on the proposed transaction not causing a rapid amortization event under Dunkin’ Brands’ securitization facility that would require the facility to be repaid at or within the twelve-month period after the closing of the proposed transaction and that this premise motivated certain of the terms in Parent’s proposed agreement, including the delayed payment of time-based vesting equity awards and the requirement that certain representations regarding the securitization facility be true and correct in all respects at closing. The Dunkin’ Brands Board discussed how a change in the majority of senior leadership within a twelve-month period after a change of control transaction, like the transaction proposed by Parent, could result in a rapid amortization event under the Dunkin’ Brands’ securitization facility.

On October 26, 2020, representatives of Paul, Weiss, on behalf of Parent, provided a revised draft of the merger agreement to Dunkin’ Brands and its representatives. The revised merger agreement reverted to the “no-shop” provision included in Parent’s initial draft, which would prohibit Dunkin’ Brands from actively soliciting a competing proposal after the execution of the merger agreement, but would permit the Dunkin’ Brands Board to consider an unsolicited superior transaction. The revised merger agreement also prohibited Dunkin’ Brands from paying its regular quarterly dividend in the ordinary course and provided for a Dunkin’ Brands termination fee and reverse termination fee of 3% and 5% of the equity value of the proposed transaction, respectively. The draft merger agreement also provided that unvested time-based vesting options and restricted stock units would convert into the right to receive cash consideration, which would be payable on the underlying award’s vesting schedule, subject to the holder’s continued employment through each applicable vesting date, with acceleration on the earlier of either a qualifying termination of employment or the first anniversary of the closing of the proposed transaction and performance stock units to be earned based on actual performance prior to the proposed effective time of the transaction.

Later on October 26, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss the proposed transaction and Parent’s revised draft of the merger agreement. Representatives of BofA Securities summarized for the Dunkin’ Brands Board the debt and equity sources that Parent intended to use to finance the proposed acquisition. Also at this meeting, representatives of Ropes & Gray updated the Dunkin’ Brands Board on recent discussions between representatives of Ropes & Gray, Paul, Weiss and Parent regarding unresolved issues in the draft merger agreement and equity commitment letter, including whether the merger agreement would include a “go shop” covenant, the amount of the reverse termination fee and Dunkin’ Brands termination fee, whether the reverse termination fee would be included in the equity commitment of funds affiliated with Roark, the antitrust approval covenant, the interim operating covenants, the treatment of equity-based awards in the proposed merger and the ability of Dunkin’ Brands to continue declaring quarterly dividends in the ordinary course. In addition, representatives of BofA Securities communicated to the Board that Barclays had indicated that Parent’s $106.50 proposal was premised on the merger agreement containing a “no-shop” covenant that would prohibit Dunkin’ Brands from actively soliciting competing proposals after the execution of the merger agreement, but would permit the Dunkin’ Brands Board to consider an unsolicited superior transaction. In addition, representatives of BofA Securities again indicated that, in their view, it was unlikely that an alternative buyer would be able to acquire Dunkin’ Brands at the price being offered by Parent, and specifically, that it was unlikely that standalone private equity buyers would be able to compete with the price per Share that Parent proposed and that the likely strategic potential acquirors would be unlikely to pursue the proposed transaction at this time because of, among other reasons, their existing portfolio of brands, the current market environment and the size of the proposed transaction, but, that such parties, if interested, would not be deterred by the amount of the termination fee being proposed. In addition, the Dunkin’ Brands Board and its advisors discussed how any potentially interested parties would likely have contacted BofA Securities or Dunkin’ Brands to express their interest in pursuing a transaction with Dunkin’ Brands after the publication of The New York Times article and Dunkin’ Brands’ subsequent statement confirming preliminary discussions with Parent, and that no potential acquirors had contacted BofA

Securities or Dunkin’ Brands to express any such interest. Further discussion ensued among the members of the Dunkin’ Brands Board and its advisors regarding the low likelihood that any alternative proposals would be submitted and the view that a 3% termination fee would not deter an interested bidder from submitting a topping bid. Following this discussion, the Dunkin’ Brands Board instructed representatives of Ropes & Gray to continue to negotiate the terms of the merger agreement in an effort to obtain the most favorable terms possible, but to otherwise agree with Parent’s position that the merger agreement contain a “no-shop” provision.

During the morning of October 27, 2020, representatives of Ropes & Gray, on behalf of Dunkin’ Brands, shared a revised draft of the proposed merger agreement with representatives of Paul, Weiss. As instructed by the Dunkin’ Brands Board, the merger agreement draft accepted the “no-shop” concept with certain proposed revisions and also permitted Dunkin’ Brands to continue paying its regular quarterly dividend in the ordinary course during the period between the signing of the merger agreement and the closing of the proposed transaction. In addition, the draft merger agreement permitted Dunkin’ Brands to take certain ordinary course actions during the period prior to the closing of the proposed transaction and provided for the full acceleration and cash-out of equity based awards at closing.

During the day on October 27, 2020, the Dunkin’ Brands Board met twice, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss the proposed transaction, the status of open issues in the transaction documents and Dunkin’ Brands’ upcoming earnings announcement. At the afternoon meeting of the Dunkin’ Brands Board, the Dunkin’ Brands Board and its advisors discussed the status of ongoing merger agreement negotiations with Parent, including the amounts of the proposed Dunkin’ Brands termination fee and reverse termination fee, interim operating covenants and the current lack of credit support for the reverse termination fee in the equity commitment letter and merger agreement. Also at this meeting, representatives of BofA Securities provided a detailed description of the principal sources and uses of cash of Parent. Also at this meeting, members of the Dunkin’ Brands Board discussed the need to incentivize members of Dunkin’ Brands management to remain with Dunkin’ Brands through the closing of the proposed transaction in order to avoid a rapid amortization event under the Dunkin’ Brands’ securitization facility which would permit Parent to not close the proposed transaction and not pay a reverse termination fee, and recent discussions between Mr. Hoffmann and Mr. Brown regarding financial and other incentives to be offered to Dunkin’ Brands’ senior leadership in order to incentivize them to remain with Dunkin’ Brands for at least twelve months following the closing of the proposed transaction. Members of the Dunkin’ Brands Board and its advisors discussed how Parent needed to retain the securitization facility in order to fully fund the purchase price to Dunkin’ Brands’ stockholders and, in the absence of a transaction with Parent, to maintain the key members of management to operate the business.

On the evening of October 27, 2020, the Dunkin’ Brands Board met to discuss updated discussions between counsel to Parent and Dunkin’ Brands. The Dunkin’ Brands Board requested that representatives of Ropes & Gray prepare a list of all material open items in the merger agreement and related documents for discussion on a video conference with members of the Dunkin’ Brands Board, Dunkin’ Brands management and representatives of and counsel to Parent.

Also on the evening of October 27, 2020, representatives of Paul, Weiss, on behalf of Parent, shared with representatives of Ropes & Gray a revised draft of the proposed merger agreement.

On the morning of October 28, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to review and discuss the list of material open items in the merger agreement and related documents received from Paul, Weiss the prior evening, which material open items included the treatment of the Dunkin’ Brands’ securitization facility, the ability of Dunkin’ Brands to continue to pay its regular quarterly dividend, whether Parent or funds affiliated with Roark would provide an equity commitment or limited guaranty for the amount of the reverse termination fee and the relative amounts of the Dunkin’ Brands termination fee and parent termination fee. Following such call, representatives of Ropes & Gray communicated with representatives of Paul, Weiss regarding the Dunkin’

Brands Board’s request for a videoconference with business principals to discuss the remaining open issues in the merger agreement and related documents and shared the list of material open issues.

On the evening of October 28, 2020, the Dunkin’ Brands Board met to discuss the status of ongoing discussions between Parent and Dunkin’ Brands and Barclays and BofA Securities. Also at this meeting, members of the Dunkin’ Brands Board and Dunkin’ Brands management discussed the timing and approach to be taken at the quarterly earnings call scheduled for the following day.

On the morning of October 29, 2020, Dunkin’ Brands reported its third fiscal quarter 2020 results as planned.

Later the same day, representatives of Dunkin’ Brands, the Dunkin’ Brands Board, Ropes & Gray, Parent and Paul, Weiss met by videoconference to discuss the material open items remaining in the merger agreement and related documents. Following this meeting, representatives of Ropes & Gray, Paul, Weiss and Parent met to discuss remaining open legal issues in the merger agreement and related documents.

Later during the afternoon of October 29, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, to discuss the progress made between Dunkin’ Brands and Parent on the calls earlier that day and remaining open items. The Dunkin’ Brands Board discussed, among other things, the need for funds affiliated with Roark to provide a limited guaranty in respect of the reverse termination fee, that Parent continued to refuse to permit Dunkin’ Brands to pay its regular quarterly dividend during the period between signing and closing of the proposed transaction and other open items in the interim operating covenants. The Board authorized Mr. Raul Alvarez, a member of the Dunkin’ Brands Board, Mr. DiNovi and Mr. Hoffmann to negotiate on its behalf directly with representatives of Parent, but instructed them not to agree to a provision that would prohibit Dunkin’ Brands from paying its stockholders a quarterly dividend in the ordinary course. At this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination.

On October 30, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray and BofA Securities present, three times throughout the day to discuss revisions to the proposed merger agreement and Dunkin’ Brands’ proposals on how to resolve the remaining open items in the merger agreement, including whether or not the merger agreement would permit Dunkin’ Brands to continue paying its regular quarterly dividend in the ordinary course and other items relating to the ordinary course operations of Dunkin’ Brands during the period between the signing of the merger agreement and closing of the proposed transaction. At the first meeting on the morning of October 30, 2020, the Dunkin’ Brands Board discussed proposals submitted by Parent to incentivize members of Dunkin’ Brands management to remain with Dunkin’ Brands during the twelve months following the closing of the proposed transaction in order to avoid a rapid amortization event under Dunkin’ Brands’ securitization facility, and the Board authorized Mr. Raul Alvarez, a member of the Dunkin’ Brands Board, Mr. DiNovi and Mr. Hoffmann to negotiate on its behalf directly with representatives of Parent in respect of these proposals.

On October 29 and October 30, 2020, Mr. DiNovi, Mr. Alvarez, Mr. Hoffmann and representatives of Parent and Roark met and resolved the open items relating to, among other things, the retention of members of Dunkin’ Brands management during the twelve month period following the closing of the proposed transaction designed to avoid triggering a management termination event under the Dunkin’ Brands’ securitization facility as a result of a leadership change and the treatment of the equity of Dunkin’ Brands management in the proposed transaction.

On the afternoon of October 30, 2020, the Dunkin’ Brands Board, with representatives of Ropes & Gray and BofA Securities present, met to discuss the proposed terms of the merger agreement and related documents. At this meeting, without representatives of BofA Securities present, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination, and detailed the terms of the proposed merger agreement. Representatives of

BofA Securities then expressed their view that a 3% termination fee was unlikely to be a meaningful impediment to an alternative transaction proposal should another bidder be inclined to submit a topping bid above the $106.50 per Share offered by Parent. Representatives of BofA Securities also discussed the de facto “market check” that occurred as a result of the October 25, 2020 The New York Times story and the fact that BofA Securities did not receive any expressions of interest as a result of the story which indicated an apparent unwillingness of any likely buyer to pursue a transaction at a higher valuation. Also at this meeting, the Dunkin’ Brands Board discussed Parent’s refusal to sign a merger agreement that permitted Dunkin’ Brands to pay its regular quarterly dividend during the period between the signing and closing of the proposed transaction. The Dunkin’ Brands Board agreed that it was in the best interest of Dunkin’ Brands’ stockholders to enter into the proposed merger agreement and consummate a transaction at $106.50 per Share in cash, even if the merger agreement prohibited the payment of a quarterly dividend to Dunkin’ Brands stockholders during the period between the signing and closing of the proposed transaction. Also at this meeting, at the request of the Dunkin’ Brands Board, representatives of BofA Securities provided the Dunkin’ Brands Board with an update to its relationships disclosure, and the Dunkin’ Brands Board again concluded that there was no material or other disabling conflicts in connection with BofA Securities’ engagement as financial advisor to Dunkin’ Brands. At the request of the Dunkin’ Brands Board, representatives of BofA Securities provided its financial analysis based on the terms in the proposed merger agreement and delivered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters set forth therein, the consideration to be received by the holders of Shares (other than holders of Excluded Shares (as defined in the Merger Agreement)) in the Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Following the Dunkin’ Brands Board meeting, on the afternoon and evening of October 30, 2020, representatives of Ropes & Gray and Paul, Weiss exchanged drafts of the merger agreement and related documents and finalized their terms.

On the evening of October 30, 2020, the Dunkin’ Brands Board met to discuss the proposed final form of merger agreement and related documents, which terms did not differ materially from the terms discussed at the earlier Dunkin’ Brands Board meeting that day. The Dunkin’ Brands Board determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Dunkin’ Brands and its stockholders, declared it advisable to enter into the Merger Agreement, authorized and approved the execution, delivery and performance by Dunkin’ Brands of the Merger Agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the stockholders of Dunkin’ Brands accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Following such meeting on October 30, 2020, the parties executed the Merger Agreement and related documents and subsequently announced entry into the Merger Agreement.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed transaction:

•

Attractive Price. The all-cash consideration of $106.50 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long- term operating plans, assets, liabilities and financial condition of the Company, including the uncertain long-term impacts of the COVID-19 pandemic on the Company’s businesses and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•	Substantial Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•

a 30% premium to the 30-trading day volume weighted-average price (“VWAP”) for the Company common stock as of October 23, 2020, the last full trading day prior to news reports that the Company was considering a potential transaction,

•	a 38% premium to the 60-trading day VWAP for the Shares as of October 23, 2020,

•	a 45% premium to the 90-trading day VWAP for the Shares as of October 23, 2020, and

•	a 20% premium to the closing price of the Shares on October 23, 2020;

•

The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial performance and its prospects, the Company Forecasts (as defined below), which reflect an application of various assumptions of senior management and consideration of the inherent uncertainty of achieving the Company Forecasts and that as a result the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept the Parent offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity, particularly given the value of the Company, and the view of the Company’s financial advisor that it was unlikely that standalone private equity buyers would be able to compete on price with Parent or other potential strategic buyers and that it was unlikely that other strategic parties would be interested in acquiring the Company at this time because of, among other reasons, their existing portfolio of brands, the current market environment and the size of the proposed transaction, and the fact that no alternative potential acquirors submitted an unsolicited indication of interest following the publication of the article in The New York Times on October 25, 2020 indicating that the Company was in discussions with Parent regarding a proposed transaction;

•	Low Likelihood of Regulatory Impediment. The belief of the Company Board that Parent and the Company will be able to resolve any antitrust questions arising during the merger review process;

•

High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions, including those related to the COVID-19 pandemic and the federal elections on November 3, 2020, contained within the “Material Adverse Effect” definition in the Merger Agreement, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals, and (iv) Parent’s ability to obtain the requisite financing and its history of completing transactions;

•

BofA Securities Analysis and Fairness Opinion. The financial analyses presented by BofA Securities to the Company Board and the opinion of BofA Securities that, as of October 30, 2020, the consideration to be received in the Transactions by the Company’s stockholders other than holders of Excluded Shares, is fair, from a financial point of view, to the Company’s stockholders (other than holders of Excluded Shares);

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

•

Other Strategic Alternatives. The belief of the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee in an amount equal to $268,000,000, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding shares of Company common stock followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s businesses would be subject to the potential uncertainty of closing and related disruption; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transaction:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance, operating results and stock price and the Company’s relationships with franchisees, suppliers, other business partners, management and employees;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally. The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board

Opinion of BofA Securities Inc.

The Company has retained BofA Securities to act as the Company’s financial advisor in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as the Company’s financial advisor in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business, among other things.

On October 30, 2020, at a meeting of the Dunkin’ Brands Board held to evaluate the Transactions, BofA Securities delivered to the Dunkin’ Brands Board an oral opinion, which was confirmed by delivery of a written opinion dated October 30, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Shares was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Dunkin’ Brands Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Dunkin’ Brands Board for the benefit and use of the Dunkin’ Brands Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Securities’ opinion does not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities’ opinion does not address any other aspect of the Transactions and does not constitute a recommendation as to whether any stockholder should tender their Shares in the Offer or how any stockholder should act in connection with the proposed Transactions or any other matter.

In connection with rendering its opinion, BofA Securities has, among other things:

(a)	reviewed certain publicly available business and financial information relating to the Company;

(b)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by or at the direction of and approved by the management of the Company;

(c)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(d)	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(e)	compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;

(f)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(g)	reviewed a draft, dated October 30, 2020, of the Merger Agreement (the “Draft Agreement”); and

(h)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. BofA Securities relied, at the Company’s direction, upon the assessments of the management of the Company as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting the Company and its business. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. BofA Securities did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions. BofA Securities also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by it.

BofA Securities expressed no opinion or view as to any terms or other aspects or implications of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions. BofA Securities was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities did not express any opinion or view with respect to, and BofA Securities relied, at the direction of the Company, upon the assessments of representatives of the Company regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or the Transactions, as to which matters BofA Securities understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should act in connection with the Transactions or any other matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and BofA Securities expressed no opinion or view as to any potential effects of such volatility on the Company, Parent, or the Transactions. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, the Company imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Dunkin’ Brands Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for the Company and the following seven publicly traded companies in the quick service restaurant industry placed in three groups:

Mature Growth Franchise Companies

•	McDonald’s Corporation

•	Restaurant Brands International Inc.

•	The Wendy’s Company

•	Yum! Brands, Inc.

Higher Growth Franchise Companies

•	Domino’s Pizza, Inc.

•	Wingstop Inc.

Other Coffee Companies

•	Starbucks Corp.

BofA Securities reviewed, among other things, per share equity values, based on closing stock prices on October 29, 2020, of the selected publicly traded companies as a multiple of calendar year 2021 estimated earnings per share, commonly referred to as EPS. The overall low to high calendar year 2021 estimated EPS multiples observed for selected publicly traded companies were 19.4x to 80.9x (with an average of 34.8x and a median of 30.0x). BofA Securities also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 29, 2020, plus debt, less cash, as a multiple of calendar year 2021 estimated earnings before interest, taxes, depreciations and amortization, commonly referred to as “EBITDA.” The overall low to high calendar year 2021 EBITDA multiples observed for selected publicly traded companies were 15.6x to 43.9x (with an average of 22.1x and a median of 18.5x). BofA Securities also reviewed enterprise values of the selected publicly traded companies as a multiple of calendar year estimated 2021 EBITDA minus estimated calendar year 2021 capital expenditures. The overall low to high calendar year 2021 EBITDA-Capex multiples observed for selected publicly traded companies were 16.2x to 46.3x (with an average of 25.5x and a median of 21.6x). Estimated financial data of the selected publicly traded companies were based on public filings and publicly available research analysts’ estimates, and estimated financial data of the Company were based on the Company Forecasts. Based on its review of such multiples for and the financial characteristics of the selected publicly traded companies and the Company and based on its professional judgment and experience, BofA Securities applied calendar year 2021 EPS multiples of 19.5x to 26.0x based on the Mature Growth Franchise Companies to the Company’s calendar year 2021 estimated EPS of $3.14, as set forth in the Company Forecasts, to calculate a range of implied per share equity values for the Company. BofA Securities then applied calendar year 2021 EBITDA multiples of 16.0x to 19.0x derived from the selected publicly traded companies to the Company’s calendar year 2021 estimated Adjusted EBITDA of $504 million, as set forth in the Company Forecasts, and applied calendar year 2021 EBITDA-Capex multiples of 16.0x to 22.0x derived from the selected publicly traded companies to the Company’s calendar year 2021 estimated EBITDA—Capex of $458 million, as provided by Dunkin’ Brands management, to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges for the Company by deducting net debt of the Company of $(2,683) million (calculated as debt less cash (exclusive of certain cash balances identified by the management of the Company)) as of September 26, 2020 from such enterprise values and dividing the result by the number of fully-diluted Shares outstanding (calculated using the treasury stock method, based on information provided by the management of the Company). This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company			Offer Price
2021E EPS	2021E EBITDA	2021E EBITDA — Capex
$61.15 - $81.50	$64.90 - $82.55	$60.15 - $93.75	$106.50

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following eight selected transactions involving companies in the restaurant industry:

Acquiror	Target
• Berkshire Partners LLC	• Portillo’s Restaurant Group, Inc.
• Burger King Worldwide Inc.	• Tim Hortons Inc.
• JAB Holding Company	• Krisy Kreme Doughnuts, Inc.
• Restaurant Brands International Inc.	• Popeyes Louisiana Kitchen, Inc.
• JAB Holdings Company • Arby’s Restaurant Group, Inc. • JAB Holding Company • Inspire Brands, Inc.	• Panera Bread Company • Buffalo Wild Wings, Inc. • Pret A Manger Ltd. • Sonic Corp.

BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as (i) a multiple of the target company’s last twelve months’ estimated adjusted EBITDA, commonly referred to as “LTM EBITDA” and (ii) a multiple of the target company’s next twelve months’ estimated adjusted EBITDA, commonly referred to as “NTM EBITDA”. The overall low to high multiples of the target companies’ LTM EBITDA for the selected transactions were 10.7x to 20.6x, with a mean of approximately 16.0x and a median of 15.8x. BofA Securities then applied LTM EBITDA multiples of 16.0x to 21.0x derived from the selected transactions, based on its professional experience and judgment, to the Company’s LTM EBITDA as of September 30, 2020 of $458 million, as provided by Dunkin’ Brands management, to calculate a range of implied enterprise values for the Company. The overall low to high multiples of the target companies’ NTM EBITDA for the selected transactions were 10.2x to 19.0x, with a mean of approximately 15.2x and a median of 15.5x. BofA Securities then applied NTM EBITDA multiples of 15.0x to 19.0x derived from the selected transactions, based on its professional experience and judgment, to the Company’s NTM EBITDA from September 30, 2020 of $496 million, as provided by Dunkin’ Brands management, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges for the Company by deducting net debt of the Company of $(2,683) million (calculated as debt less cash (exclusive of certain cash balances identified by the management of the Company)) as of September 26, 2020 from such enterprise values and dividing the result by the number of fully-diluted Shares outstanding (calculated using the treasury stock method, based on information provided by the management of the Company).

Estimated financial data of the selected transactions were based on publicly available information. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company		Offer Price
LTM Adj. EBITDA	NTM Adj. EBITDA
$56.10 - $83.05	$57.50 - $80.80	$106.50

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transactions were compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of the fourth quarter of 2020 through December 31, 2025 based on the Company Forecasts and the Company Forecast Extrapolations. BofA Securities calculated implied terminal values for the Company based on terminal multiples ranging from 15.0x to 18.0x, which range was selected based on BofA Securities’ professional judgment and experience. The cash flows and terminal values were then discounted to present value as of September 30, 2020 using discount rates ranging from 6.3% to 8.1%, which were based on an estimate of the Company’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for the Company, rounded to the nearest $0.05 per share, as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for the Company	Offer Price
$64.70 - $88.55	$106.50

Other Factors.

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

historical trading prices and trading volumes of the Shares during the 52-week period ended October 23, 2020 (prior to news reports about a potential transaction on October 25, 2020), which ranged from $39.68 to $89.13;

•

publicly available research analysts’ one-year price targets for the Shares, discounted to present value at an illustrative rate of 9.0%, reflecting the Company’s estimated cost of equity, which generally indicated values ranging from $60.55 to $89.00; and

•

an illustrative analysis of the implied present value of the future value per share of the Shares at the end of 2022, determined by applying NTM adjusted EPS multiples ranging from 22.0x to 28.0x to the Company’s estimated adjusted EPS for fiscal year 2023 derived from the Company Forecasts, and then discounting the result using an illustrative discount rate of 9.0%, which resulted in a range of illustrative values for the Shares of between $71.55 and $90.05.

Miscellaneous.

As noted above, the discussion set forth above in the sections entitled “Summary of Material Company Financial Analyses” is a summary of the material financial analyses presented by BofA Securities to the Dunkin’ Brands Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Parent. The estimates of the future performance of the Company in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Shares of the Offer Price to be received by such holders and were provided to the Dunkin’ Brands Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual value of the Company.

The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Dunkin’ Brands Board. The decision to enter into the Merger Agreement was solely that of the Dunkin’ Brands Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Dunkin’ Brands Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Dunkin’ Brands Board or management with respect to the Transactions or the Offer Price.

The Company has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee of approximately $41,980,000, $750,000 of which was payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Transactions. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Parent and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain treasury and trade management services and products to the Company. From October 1, 2018 through September 30, 2020, BofA Securities and its affiliates derived aggregate revenues from the Company and its affiliates of approximately $18,500,000 for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as manager or underwriter for various debt offerings of Parent and certain of its affiliates, including Roark Capital Group and its affiliates (“Roark”), including for purposes of acquisition financing, (ii) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for Parent and certain of its affiliates, including Roark, (iii) having provided or providing certain treasury and trade management services and products to Parent and certain of its affiliates, including Roark, and (iv) having acted as joint bookrunner and co-arranger for, and a lender under, a credit facility for an affiliate of Parent. From October 1, 2018 through September 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Parent and its affiliates of approximately $20,000,000 for investment and corporate banking services.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained BofA Securities to act as its financial advisor in connection with the Offer and, in connection with such engagements, BofA Securities provided its opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company retained BofA Securities after considering its familiarity with the Company and its experience in quick service restaurants mergers and acquisitions.

In connection with BofA Securities’ services as the Company’s financial advisor, the Company has paid BofA Securities $750,000 upon the delivery of BofA Securities’ opinion. Additional compensation of approximately $41.2 million will be payable on consummation of the Merger against which the amount paid for the opinion will be credited. In addition, the Company has agreed to reimburse BofA Securities, from time to time upon request, for all reasonable travel and other expenses incurred in performing its services, including reasonable fees and expenses of BofA Securities legal counsel, provided that the aggregate amount does not exceed $150,000 without the consent of the Company, which consent will not be unreasonably withheld.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on November 6, 2020 and that the NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason on the same day. For purposes of the disclosure contained in this Schedule 14D-9, the NEOs are Messrs. Hoffmann, Mann and Murphy and Ms. Jaspon. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and that are available generally to all of our salaried employees.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
David Hoffmann	$2,925,000	$20,891,861	$60,751	$23,877,612
Katherine Jaspon	$1,125,000	$5,144,382	$20,000	$6,289,382
W. David Mann	$997,500	$3,248,947	$50,563	$4,297,010
Scott Murphy	$1,650,000	$4,814,033	$59,685	$6,523,718

(1)

The amounts reported in this column represent “double-trigger” amounts payable to the NEO pursuant to the CIC Plan, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change in Control.” Cash severance is comprised of (i) in the case of Messrs. Hoffmann and Murphy, an amount equal to 200% of his base salary as in effect on the date his employment terminates ($1,800,000 and $1,200,000, respectively) and in the case of Ms. Jaspon and Mr. Mann, an amount equal to 150% of his or her base salary as in effect on the date his or her employment terminates ($750,000 and $712,500 respectively) and (ii) 100% of the NEO’s target bonus for the year his or her employment terminates ($1,125,000, $375,000, $285,000 and $450,000 for each of Mr. Hoffmann, Ms. Jaspon, Mr. Mann and Mr. Murphy, respectively).

(2)

The amounts reported in this column include the aggregate dollar value of the unvested Company Stock Options, RSUs and PSUs held by the NEOs as of November 6, 2020, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, Restricted Stock Units and Performance Stock Units in Connection with the Offer and Merger.” The value of the unvested Company Stock Options is the excess of the Merger Consideration of $106.50 per Share over the applicable exercise price of the Company Stock Option, multiplied by the number of Shares issuable upon exercise of such unvested Company Stock Options. The value of RSUs and PSUs is the Merger Consideration of $106.50 per Share multiplied by the number of RSUs and PSUs outstanding, as applicable. Except as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Company Stock Options”, these items are “single-trigger”. For more information, see the table below.

Name	Value of Unvested Company Stock Options ($)	Value of RSUs ($)	Value of PSUs ($)
David Hoffmann	$15,623,114	$782,456	$4,486,291
Katherine Jaspon	$3,939,100	$—	$1,205,282
W. David Mann	$2,223,777	$419,930	$605,240
Scott Murphy	$3,707,367	$—	$1,106,666

(3)

The amounts reported in this column represent “double-trigger” amounts payable to the NEO pursuant to the CIC Plan, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change in Control.” These amounts represent: (i) Company-paid medical and dental coverage (for 24 months in the case of Messrs. Hoffmann and Murphy ($40,751 and $39,685, respectively) and 18 months in the case Ms. Jaspon and Mr. Mann ($0 and $30,563, respectively) and (ii) the use of outplacement services selected by the Company for 12 months following termination of employment ($20,000 for each NEO).

Appraisal Rights.

Holders of shares of Company common stock will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares of Company common stock immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their shares of Company common stock in accordance with Section 262 of the DGCL. Shares of Company common stock tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of shares of Company common stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Company common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of shares of Company common stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell shares of Company common stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of shares of Company common stock immediately prior to the Effective Time who (i) did not tender such shares of Company common stock in the Offer (or if tendered, validly withdrew such shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such shares of Company common stock or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such shares of Company common stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares of Company common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their shares of Company common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares of Company common stock as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m. Eastern Time, on December 14, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer, unless extended as required or permitted by the Merger Agreement and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about November 16, 2020), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s shares of Company common stock. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s shares of Company common stock in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such shares of Company common stock from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder of the Company or beneficial owner of shares of Company common stock who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of shares of Company common stock entitled to appraisal rights exceeds 1% of the outstanding shares of Company common stock eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of shares of Company common stock entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Dunkin’ Brands Group, Inc.

Attention: David Mann

Chief Legal Officer

130 Royall Street

Canton, Massachusetts 02021

The written demand for appraisal must be executed by or for the record holder of shares of Company common stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Company common stock owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the shares of Company common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Company common stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Company common stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Company common stock. If shares are held through a brokerage firm, bank or other nominee who in turn holds the shares of Company common stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Company common stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Company common stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Company common stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Company common stock, which may be a central securities depository nominee if the shares of Company common stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Company common stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Company common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Company common stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Company common stock covered by the demand. Where the number of shares of Company common stock is not expressly stated, the demand will be presumed to cover all shares of Company common stock held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of shares of Company common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Company common stock held by all holders who did not tender such shares of Company common stock in the Offer and properly demanded appraisal of such shares of Company common stock in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Company common stock who had previously demanded appraisal of their shares of Company common stock. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Company common stock. Accordingly, it is the obligation of the holders of shares of Company common stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Company common stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of shares of Company Common Stock who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Company Common Stock (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Company Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Company common stock, a person who is the beneficial owner of shares of Company common stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of shares of Company common stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Company common stock and with whom agreements as to the value of their shares of Company common stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares of Company common stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of shares of Company common stock entitled to appraisal rights exceeds 1% of the outstanding shares of Company common stock eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of shares of Company common stock entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the shares of Company common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the shares of Company common stock as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Company common stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under

Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company common stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of shares of Company common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Company common stock whose name appears on the Verified List and, if such shares of Company common stock are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Company common stock, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares of Company common stock represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the shares of Company common stock entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for shares of Company common stock in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such shares of Company common stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Company common stock as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ rights to appraisal shall cease, and all holders of shares of Company common stock will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of shares of Company common stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder who demands appraisal of shares of Company common stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of Company common stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute.

The Company elected in its Charter not to be subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporations’ voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203. However, the Company’s Charter contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with Bain Capital Partners, LLC, The Carlyle Group and Thomas H. Lee Partners, L.P., who previously held a significant interest in the Company, and their respective successors and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Company Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

(d) Regulatory Approvals.

Antitrust in the United States

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company filed their respective Premerger Notification and Report Forms on November 6, 2020 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company. Consequently, the 15-day waiting period would expire at 11:59 pm Eastern Time on November 23, 2020, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Forecasts.

Certain Unaudited Prospective Financial Information

Dunkin’ Brands does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates, though Dunkin’ Brands has in the past provided investors with financial guidance that covered areas such as comparable store sales growth, revenue and adjusted operating income, among other items, which it may update from time to time during the relevant year. Due to the uncertainty and impact of the COVID-19 pandemic on Dunkin’ Brands’ financial performance and operational results, Dunkin’ Brands withdrew its fiscal year 2020 and long-term growth targets in April 2020.

However, in connection with the Dunkin’ Brands Board’s evaluation of the Merger and other potential strategic alternatives available to Dunkin’ Brands in connection with its consideration of Parent’s proposals, Company management prepared certain unaudited prospective financial information for its fiscal years 2020 through 2023, or the “Company Forecasts.” Dunkin’ Brands management provided the Company Forecasts to the Dunkin’ Brands Board for purposes of considering and evaluating Dunkin’ Brands’ strategic alternatives, including Parent’s acquisition proposal, and to BofA Securities in connection with the rendering of its opinion to the Dunkin’ Brands Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board.” The Company Forecasts were not provided to Parent in connection with its evaluation of the merger, although portions of the Company Forecasts for fiscal years 2020 and 2021 were discussed with Parent.

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding Dunkin’ Brands’ U.S. comparable store sales growth, U.S. net development growth, expansion of international ice cream margin, growth from Dunkin’ Brands branded consumer product goods and expense leverage and margin expansion. The Company Forecasts take into account, in respect of expected U.S. comparable store sales growth, the COVID-19 pandemic impacted sales base for fiscal year 2020 and growth thereafter driven from a number of key initiatives, including from, among other things, Dunkin’ Brands’ digital transformation efforts, delivery initiatives, convenience optimization, next generation store remodels and holistic menu innovation. The Company Forecasts also reflect expected U.S. development outside of core markets and continued growth and expansion of Dunkin’ Brands’ international ice cream sales in the Middle East and South East Asia. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared in 2020.

Dunkin’ Brands used certain financial measures in the Company Forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Dunkin’ Brands believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Dunkin’ Brands’ competitors and may not be directly comparable to similarly titled measures of Dunkin’ Brands’ competitors or other companies due to potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Company Forecasts (based on a fiscal year ending on the last Saturday of the indicated year, in millions (other than adjusted Earnings Per Share)):

(Dollars in Millions)
	FY 2020E	FY 2021E	FY 2022E(1)	FY 2023E	FY 2024E(2)	FY 2025E(2)
Revenue	$1,303	$1,387	$1,447	$1,517	$1,590	$1,664
Adjusted Operating Income (non-GAAP)(3)	$438	$481	$508	$539	$573	$608
Adjusted EBITDA (non-GAAP)(4)(5)	$461	$504	$531	$562	$597	$634
Adjusted Earnings Per Share (EPS) (non-GAAP)(6)	$2.79	$3.14	$3.38	$3.67
Selected Cash Flow Items
Capital Expenditures	$16	$25	$26	$27	$29	$30
Depreciation & Amortization	$41	$41	$41	$42	$43	$44
Franchisee Incentive Amortization	$6	$7	$6	$6	$5	$5
Unlevered Free Cash Flow (non-GAAP)(7)	$340	$362	$381	$403	$427	$452

(1)	Fiscal year 2022 estimated forecasts presented on a 52-week basis.
(2)

The projected financial information for fiscal years 2024 and 2025, referred to herein as the “Company Forecast Extrapolations,” were not included in the Company Forecasts or provided to Parent, but were used by BofA Securities, at the direction of Dunkin’ Brands, in connection with the rendering of its opinion to the Dunkin’ Brands Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board,” and is being provided in this Schedule 14D-9 for informational purposes.

(3)	Adjusted operating income as adjusted for amortization of intangible assets, long-lived asset impairments, and other non-recurring, infrequent, or unusual charges.
(4)	Earnings before interest expense, taxes, depreciation & amortization, or EBITDA.
(5)	EBITDA as adjusted for long-lived asset impairments, or adjusted EBITDA.
(6)

Adjusted earnings per share as adjusted for amortization of intangible assets, long-lived asset impairments, and other non-recurring, infrequent, or unusual charges, net of the tax impact of such adjustments.

(7)

Unlevered free cash flow is calculated as adjusted EBITDA less depreciation & amortization, tax effected assuming a tax rate of 26.5%, less capital expenditures and plus franchisee incentive amortization and depreciation & amortization. While unlevered free cash flow was not separately listed as a discrete line item in the Company Forecasts or provided to Parent, it was used by BofA Securities in connection with the rendering of its opinion to the Dunkin’ Brands Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board,” and is being provided in this Schedule 14D-9 for informational purposes.

Important Information Concerning the Forecasts

The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give Dunkin’ Brands’ stockholders access to certain financial forecasts that were made available to the Dunkin’ Brands Board and BofA Securities, and is not being included in this Schedule 14D-9 to influence any Dunkin’ Brands stockholder’s decision whether to tender their Shares in the Offer or for any other purpose. The inclusion of the forecasts in this Schedule 14D-9 does not constitute an admission or representation by Dunkin’ Brands that the information is material. The forecasts are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 52 of this Schedule 14D-9.

Except as described above, the Company Forecasts were generated by Dunkin’ Brands solely for internal use by the Dunkin’ Brands and its financial advisors. The forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the forecasts were relied upon by BofA Securities for purposes of its financial analyses and opinion and by the Dunkin’ Brands Board in connection with its consideration of the merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by BofA Securities for purposes of its financial analyses and opinion or by the Dunkin’ Brands Board in connection with its consideration of the merger.

No independent registered public accounting firm provided any assistance in preparing the forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the forecasts.

By including the forecasts in this Schedule 14D-9, neither Dunkin’ Brands nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the forecasts or the ultimate performance of Dunkin’ Brands the Surviving Corporation or any of their affiliates compared to the information contained in the forecasts.

The assumptions and estimates underlying the forecasts, all of which are difficult to predict and many of which are beyond the control of Dunkin’ Brands may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the forecasts reflect numerous assumptions and estimates as to future events made by Dunkin’ Brands management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the forecasts not to be achieved. These factors include general economic conditions, including in light of the COVID-19 pandemic, accuracy of certain accounting assumptions, timing of business investments by the Company and its franchisees, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations, and the other factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 52 of this Schedule 14D-9. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the forecasts, whether or not the merger is completed. Neither Dunkin’ Brands nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the forecasts not being achieved include, but are not limited to, the risk factors described in the Dunkin’ Brands’ SEC filings, including the Dunkin’ Brands’ Annual Report on Form 10-K filed for the fiscal year ended December 28, 2019, as updated and supplemented by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The forecasts may also differ from published analyst estimates or forecasts. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in Dunkin’ Brands’ public filings with the SEC.

The forecasts were developed for Dunkin’ Brands’ on a standalone basis without giving effect to the merger, and therefore the forecasts do not give effect to the merger or any changes to Dunkin’ Brands’ or Parent’s operations or strategy that may be implemented after the consummation of the merger, including without limitation potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with Merger. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

The forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, DUNKIN’ BRANDS DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing factors and the uncertainties inherent in the forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the forecasts.

(g) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 28, 2019 and Quarterly Reports on Form 10-Q for the three months ended March 28, 2020, June 27, 2020 and September 26, 2020, each of which has been filed with the SEC.

(h) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words and include, among other things, statements about the potential benefits of the Transactions, the prospective performance and outlook of the Surviving Corporation’s business, performance and opportunities, the ability of the parties to complete the Transactions and the expected timing of completion of the Transactions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. In particular, some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements include, among others: (i) uncertainties as to the timing and expected financing of the Offer; (ii) the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their Shares in the Offer; (v) the possibility that any or all of the various conditions to the consummation of the Offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement, including franchisees and licensees; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; (ix) Parent’s ability to realize the synergies contemplated by the Transactions and integrate the business of the Company; (x) Parent’s level of leverage and debt, including covenants that restrict the operation of its business; (xi) Parent’s ability to service outstanding debt or obtain additional financing; and (xii) other factors as set forth from time to time in the Company filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement and other tender offer documents that will be filed by Parent, Purchaser and the Company, as applicable. The actual financial impact of the Transactions may differ from the expected financial impact described in this filing or the exhibits attached hereto. Therefore, you should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and the Company assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 16, 2029 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Vale Merger Sub, Inc. filed by Inspire Brands, Inc. and Vale Merger Sub, Inc. with the Securities and Exchange Commission on November 16, 2020 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(E)	Summary Advertisement published as published in the Wall Street Journal on November 16, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated October 30, 2020 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K, File No. 001-35258, filed on November 2, 2020).

(a)(5)(B)	Fairness Opinion, dated October 30, 2020, of BofA Securities, Inc. (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Letter to the Company’s Employees from David Hoffmann, Chief Executive Officer of the Company, dated October 30, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(D)	Letter to Dunkin’ U.S. Franchisees, dated October 30, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(E)	Letter Baskin-Robbins U.S. and Canada Franchisees, dated October 30, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(F)	Letter to International Franchisees, dated October 30, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(G)	Letter to Governments and Trade Associations, dated October 31, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

Exhibit No.	Description

(a)(5)(H)	Letter to Suppliers and Vendors, dated October 31, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(I)	Employee and Franchisee Town Hall Invitation, dated November 1, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(J)	Addendum to U.S. Dunkin’ and Baskin-Robbins Franchise Disclosure Documents, dated November 2, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 2, 2020).

(a)(5)(K)	E-mail to Customers related to Dunkin’ Perks Program, dated November 2, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 3, 2020).

(a)(5)(L)	Letter to Outstanding Equity Award Holders, dated November 12, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 12, 2020).

(a)(5)(M)	Excerpt from Dunkin’ Brands Newsletter (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 13, 2020).

(a)(5)(N)	Inspire Newsletter (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 16, 2020).

(e)(1)	Agreement and Plan of Merger, dated as of October 30, 2020, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, File No. 001-35258, filed on November 2, 2020).

(e)(2)	Confidentiality Agreement, dated as of October 5, 2020, by and between the Company and Purchaser (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Form of Second Restated Certificate of Incorporation of Dunkin’ Brands Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, File No. 333-173898, as amended on July 11, 2011).

(e)(4)	Third Amended and Restated Bylaws of Dunkin’ Brands Group, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, File No. 001-35258, filed with the SEC on February 14, 2020).

(e)(6)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1, File No. 333-173898, as amended on June 7, 2011).
(e)(7)

Dunkin’ Brands Group, Inc. (f/k/a Dunkin’ Brands Group Holdings, Inc.) Amended and Restated 2006 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, File No. 333-173898, filed with the SEC on May 4, 2011).

(e)(8)	Form of Option Award under 2006 Executive Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, File No. 333-173898, filed with the SEC on May 4, 2011).

(e)(9)	Form of Restricted Stock Award under 2006 Executive Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, File No. 333-173898, filed with the SEC on May 4, 2011).

(e)(10)	Dunkin’ Brands Group, Inc. Amended & Restated 2011 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, File No. 001-35258, filed the with SEC on February 22, 2013).

Exhibit No.	Description

(e)(11)	Form of Amended Option Award under 2011 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 001-35258, filed the with SEC on February 20, 2014).

(e)(12)	Dunkin’ Brands Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8, File No. 333-204456, filed with the SEC on May 26, 2015).

(e)(13)	Dunkin’ Brands Group, Inc. Annual Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 001-35258, filed the with SEC on August 6, 2014).

(e)(14)	Amended and Restated Dunkin’ Brands, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K, File No. 001-35258, filed the with SEC on February 19, 2015).

(e)(15)	Definitive Proxy Statement for the 2020 Annual Meeting filed on April 2, 2020 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 001-35258, filed with the SEC on April 2, 2020).

(e)(16)	Dunkin’ Brands Group, Inc. Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 001-35258, filed with the SEC on November 8, 2017).

(e)(17)	Limited Guaranty, dated October 30, 2020, from Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC (incorporated by reference to Exhibit (d)(3) to Schedule TO).

(e)(18)	Equity Commitment Letter, dated as of October 30, 2020, pursuant to which Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC have committed cash as capital to Parent (incorporated by reference to Exhibit (d)(2) to Schedule TO).

(e)(19)	Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary (incorporated by reference to Exhibit (b)(1) to Schedule TO).

(e)(20)	Series 2020-1 Supplement to Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and series 2020-1 securities intermediary (incorporated by reference to Exhibit (b)(2) to Schedule TO).

(e)(21)	Class A-1 Note Purchase Agreement (Series 2020-1 Class A-1 Notes), dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, the guarantors party thereto, Arby’s Restaurant Group, Inc., as manager, the conduit investors party thereto, the committed note purchasers party thereto, the funding agents party thereto, and Coöperatieve Rabobank U.A., New York Branch, as L/C provider, swingline lender and administrative agent (incorporated by reference to Exhibit (b)(3) to Schedule TO).
(e)(22)

Second Amended and Restated Commitment Letter, dated as of November 12, 2020, among IRB Holding Corp., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Wells Fargo, Securities, LLC, Wells Fargo Bank, N.A., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc., KeyBank National Association, Coöperatieve Rabobank U.A., New York Branch, Truist Bank, Truist Securities, Inc., SunTrust Robinson Humphrey, Inc., Golub Capital LLC, Capital One, National Association, Morgan Stanley Senior Funding Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit (b)(4) to Schedule TO).

Annex A—Fairness Opinion, dated October  30, 2020, of BofA Securities, Inc. to the Company Board

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020	DUNKIN’ BRANDS GROUP, INC.

	By:	/s/ David Hoffmann
	Name:	David Hoffmann
	Title:	Chief Executive Officer

Annex A

BofA Securities, Inc.

October 30, 2020

The Board of Directors

Dunkin’ Brands Group, Inc.

130 Royall Street

Canton, MA 02021

Members of the Board of Directors:

We understand that Dunkin’ Brands Group, Inc. (“Dunkin”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Dunkin’, Inspire Brands, Inc. (“Inspire”) and Vale Merger Sub Inc., a wholly owned subsidiary of Inspire (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of Dunkin’ (“Dunkin’ Common Stock”) at a purchase price of $106.50 per share in cash (the “Consideration”, and such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into Dunkin’ and each outstanding share of Dunkin’ Common Stock not tendered in the Tender Offer (other than Excluded Shares or Dissenting Shares, each as defined in the Agreement) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Dunkin’ Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

a)	reviewed certain publicly available business and financial information relating to Dunkin’;

b)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Dunkin’ furnished to or discussed with us by the management of Dunkin’, including certain financial forecasts relating to Dunkin’ prepared by or at the direction of and approved by the management of Dunkin’ (such forecasts, “Dunkin’ Forecasts”);

c)	discussed the past and current business, operations, financial condition and prospects of Dunkin’ with members of senior management of Dunkin’;

d)	reviewed the trading history for Dunkin’ Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

e)	compared certain financial and stock market information of Dunkin’ with similar information of other companies we deemed relevant;

f)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

g)	reviewed a draft, dated October 30, 2020, of the Agreement (the “Draft Agreement”); and

h)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

The Board of Directors

Dunkin’ Brands Group, Inc.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Dunkin’ that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Dunkin’ Forecasts, we have been advised by Dunkin’, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Dunkin’ as to the future financial performance of Dunkin’. We have relied, at the direction of Dunkin’, upon the assessments of the management of Dunkin’ as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting Dunkin’ and its business. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dunkin’, nor have we made any physical inspection of the properties or assets of Dunkin’. We have not evaluated the solvency or fair value of Dunkin’ or Inspire under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Dunkin’, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Dunkin’ or the contemplated benefits of the Transaction. We also have assumed, at the direction of Dunkin’, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Dunkin’. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Dunkin’ Common Stock (other than Inspire and its affiliates) in the Transaction, and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Dunkin’ or in which Dunkin’ might engage or as to the underlying business decision of Dunkin’ to proceed with or effect the Transaction. We are also not expressing any view or opinion with respect to, and we have relied, at the direction of Dunkin’, upon the assessment of representatives of Dunkin’ regarding, legal, regulatory, accounting, tax and similar matters relating to Dunkin’ or the Transaction, as to which matters we understand that Dunkin’ obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their Dunkin’ Common Stock in the Tender Offer, or how any stockholder should act in connection with the Transactions or any other matter.

We have acted as financial advisor to Dunkin’ in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Dunkin’ has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

Dunkin’ Brands Group, Inc.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Dunkin’, Inspire and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Dunkin’ and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain treasury and trade management services and products to Dunkin’.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Inspire and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as manager or underwriter for various debt offerings of Inspire and certain of its affiliates, including Roark Capital Group and its affiliates (“Roark”), including for purposes of acquisition financing, (ii) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for Inspire and certain of its affiliates, including Roark, (iii) having provided or providing certain treasury and trade management services and products to Inspire and certain of its affiliates, including Roark, and (iv) having acted as joint bookrunner and co-arranger for, and a lender under, a credit facility for an affiliate of Inspire.

It is understood that this letter is for the benefit and use of the Board of Directors of Dunkin’ (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Dunkin’, Inspire, or the Transaction.    It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Dunkin’ Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BOFA SECURITIES, INC.

BOFA SECURITIES, INC.

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.